Issuer Free Writing Prospectus dated November 8, 2010
Filed by Booz Allen Hamilton Holding Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-167645

Booz Allen Hamilton Holding Corporation

Free Writing Prospectus

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated November 8, 2010 (the “Updated Preliminary Prospectus”) and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1 (File No. 333-167645), which includes the Updated Preliminary Prospectus. The Updated Preliminary Prospectus updates, among other things, our financial results for the six months ended September 30, 2010. This Free Writing Prospectus presents below certain information included in the Updated Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our results of operations and cash flows for the six months ended September 30, 2010 under the following captions: “— Results of Operations — Financial and Other Highlights — Six Months Ended September 30, 2010”; “— Results of Operations — Six Months Ended September 30, 2010 Compared to Six Months Ended September 30, 2009”; and “— Liquidity and Capital Resources — Cash Flows.” This Free Writing Prospectus also presents below our consolidated financial statements which includes our unaudited consolidated financial statements as of September 30, 2010 and for the six months ended September 30, 2009 and 2010, and these consolidated financial statements are included in the Updated Preliminary Prospectus. References to “we,” “us,” “our,” our “company,” “fiscal,” “acquisition,” “recapitalization” and certain other defined terms have the meaning given to them in the Updated Preliminary Prospectus. The Updated Preliminary Prospectus forms a part of our Registration Statement on Form S-1 (File No. 333-167645) to which this Free Writing Prospectus relates. You should carefully read the Updated Preliminary Prospectus before deciding to invest in our Class A common stock.

To review a filed copy of our current Registration Statement and the Updated Preliminary Prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1443646/000095012310102320/w77668a5sv1za.htm

Results of Operations

	The Company
	Six Months
	Ended September 30,
	2009	2010
	(Unaudited)	(Unaudited)
	(As adjusted)
	(In thousands)

Revenue	$2,508,716	$2,709,143
Operating costs and expenses:
Cost of revenue	1,304,396	1,375,658
Billable expenses	673,292	715,529
General and administrative expenses	372,711	418,330
Depreciation and amortization	48,028	38,972

Total operating costs and expenses	2,398,427	2,548,489

Operating income	110,289	160,654
Interest income	819	478
Interest (expense)	(73,112)	(85,824)
Other expense, net	(762)	(947)
Income (loss) from continuing operations before income taxes	37,234	74,361
Income tax expense from continuing operations	17,999	31,375

Income from continuing operations	19,235	42,986

Loss from discontinued operations, net of tax	—	—

Net income	$19,235	$42,986

Financial and Other Highlights — Six Months Ended September 30, 2010

Key financial highlights during the six months ended September 30, 2010 include:

•	Revenue increased 8.0% over the six months ended September 30, 2009 driven primarily by the deployment during the six months ended September 30, 2010 of approximately 2,200 net additional consulting staff against funded backlog. Net additional consulting staff reflects newly hired consulting staff net of consulting staff attrition during the twelve months ended September 30, 2010.

•	Operating income as a percentage of revenue increased to 5.9% in the six months ended September 30, 2010 from 4.4% in the six months ended September 30, 2009. The increase in operating margin reflects a reduction in the cost of revenue as a percentage of revenue driven by a decrease in acquisition-related expenses and cost efficiencies across our overhead base primarily related to lower indirect labor costs.

•	Income from continuing operations before taxes increased to $74.4 million for the six months ended September 30, 2010 from $37.2 million for the six months ended September 30, 2009 due to an increase in operating income of $50.4 million, partially offset by a decrease in interest expense.

Six Months Ended September 30, 2010 Compared to Six Months Ended September 30, 2009

Revenue

Revenue increased to $2,709.1 million in the six months ended September 30, 2010 from $2,508.7 million in the six months ended September 30, 2009, or a 8.0% increase. This increase was primarily driven by the deployment during the six months ended September 30, 2010 of approximately 2,200 net additional consulting staff against funded backlog. Consulting staff increased during the period due to ongoing recruiting efforts, resulting in additions to consulting staff in excess of attrition. Additions to funded backlog during the twelve months ended September 30, 2010 totaled $5.9 billion, including $3.3 billion in the six months ended September 30, 2010, as a result of the conversion of unfunded backlog to funded backlog, the award of new contracts and task orders under which funding was appropriated and the exercise and subsequent funding of priced options.

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Cost of Revenue

Cost of revenue increased to $1,375.7 million in the six months ended September 30, 2010 from $1,304.4 million in the six months ended September 30, 2009, or a 5.5% increase. This increase was primarily due to an increase in salaries and salary-related benefits of $69.7 million and employer retirement plan contributions of $9.3 million. The increase in salaries and salary-related benefits was driven by headcount growth of approximately 2,200 net additional consulting staff in the twelve months ended September 30, 2010 and annual base salary increases. The increase in employer retirement plan contributions was due to an increase in the number of employees who completed one year of service and became eligible to participate in our Employees’ Capital Accumulation Plan. The cost of revenue increase was partially offset by decreases of $8.0 million in incentive compensation and $5.9 million in stock-based compensation expense for Rollover and EIP options for Class A common stock and restricted shares, in each case issued in connection with the acquisition (stock-based compensation expense related to Rollover options and restricted shares issued in connection with the acquisition and the initial grant of EIP options, collectively referred to as acquisition-related compensation expenses). The decrease in incentive compensation was primarily due to a decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles, and the decrease in acquisition-related compensation expense was primarily due to a decrease in expense recognition compared to the prior six-month period due to the application of the accounting method for recognizing stock-based compensation, which requires higher expenses initially and declining expenses in subsequent years. The decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles and the related increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning discussed under general and administrative expenses reflects an internal realignment of such senior personnel to better address the changing needs of our company primarily as a result of business growth generally. Cost of revenue as a percentage of revenue was 50.8% and 52.0% for the six months ended September 30, 2010 and 2009, respectively.

Billable Expenses

Billable expenses increased to $715.5 million in the six months ended September 30, 2010 from $673.3 million in the six months ended September 30, 2009, or a 6.3% increase. This increase was primarily due to increased direct subcontractor expenses of $15.5 million and was partially offset by decreases in travel and material expenses of $6.7 million. The increase in direct subcontractor expenses was primarily attributable to increased use of subcontractors due to increased funded backlog. Billable expenses as a percentage of revenue were 26.4% and 26.8% for the six months ended September 30, 2010 and 2009, respectively.

General and Administrative Expenses

General and administrative expenses increased to $418.3 million in the six months ended September 30, 2010 from $372.7 million in the six months ended September 30, 2009, or a 12.2% increase. This increase was primarily due to increases in salaries and salary-related benefits of $38.9 million and incentive compensation of $14.5 million. The increase in incentive compensation was primarily due to an increase in the number of senior personnel that became eligible for incentive compensation and increased compensation under our annual performance bonus program, as well as an increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning. The increase in general and administrative expenses was also due to increased occupancy expenses of $12.5 million, employer retirement plan contributions of $4.1 million and other expenses associated with increased headcount across our general corporate functions, including finance, accounting, legal, and human resources, to prepare us for operating as a public company and support the increased scale of our business. The increase in general and administrative expenses was partially offset by a decrease of $11.4 million related to travel, recruiting and certain other expenses, $9.2 million in acquisition-related compensation expense and $5.8 million in professional fees. General and administrative expenses as a percentage of revenue were 15.4% and 14.9% for the six months ended September 30, 2010 and 2009, respectively.

Depreciation and Amortization

Depreciation and amortization decreased to $39.0 million in the six months ended September 30, 2010 from $48.0 million in the six months ended September 30, 2009, or a 18.9% decrease. This decrease was

3

primarily due to a decrease of $6.0 million in the amortization of our intangible assets, which includes below market rate leases and contract backlog that were recorded in connection with the acquisition and are amortized based on contractual lease terms and projected future cash flows, respectively, thereby reflecting higher amortization expense initially and declining expense in subsequent periods. Intangible asset amortization expense decreased to $2.4 million per month in the six months ended September 30, 2010 compared to $3.4 million per month in the six months ended September 30, 2009.

Interest Income, Interest (Expense) and Other Expense

Interest income is primarily related to interest on late client payments, as well as interest earned on our cash balances. Interest income decreased to $478,000 in the six months ended September 30, 2010 from $819,000 in the six months ended September 30, 2009, or a 41.6% decrease, due to declining interest rates in the marketplace.

Interest expense increased to $85.8 million in the six months ended September 30, 2010 from $73.1 million in the six months ended September 30, 2009, or a 17.4% increase. This increase was primarily due to debt incurred in connection with the recapitalization transaction in December 2009, at which time we amended and restated our senior credit facilities to add the Tranche C term facility, and the acceleration of debt issuance costs and original issue discount and a prepayment penalty of $2.6 million incurred in connection with the repayment of $85.0 million of indebtedness outstanding under our mezzanine credit facility in August 2010. Interest accrued on our approximately $1,474.9 million of debt as of September 30, 2010 at contractually specified rates ranging from 4.0% to 13.0%, and is generally required to be paid to our syndicate of lenders on a quarterly basis. The increase in interest expense was partially offset by a decrease of $2.2 million in interest expense related to the deferred payment obligation. In December 2009, we repaid $78.0 million of the original deferred payment obligation plus interest accrued on the deferred payment obligation of $22.4 million. Interest continues to be accrued subsequent to December 2009 on the remaining $80.0 million of the deferred payment obligation.

Other expense increased to $947,000 in the six months ended September 30, 2010 from $762,000 in the six months ended September 30, 2009, or an 24.3% increase.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income increased to $74.4 million in the six months ended September 30, 2010 compared to $37.2 million in 2009. This increase was primarily due to revenue growth, cost efficiencies across our overhead base, lower indirect cost spending and lower acquisition-related compensation expense.

Income Tax Expense

Income tax expense increased to $31.4 million in the six months ended September 30, 2010 compared to $18.0 million in the six months ended September 30, 2009. This increase was primarily due to higher pre-tax income in the six months ended September 30, 2010 compared to the six months ended September 30, 2009. The effective tax rate decreased to 42.2% for the six months ended September 30, 2010 compared to 48.3% for the six months ended September 30, 2009, primarily due to a significant increase in pre-tax income, which reduced the impact of certain non-deductible expenses on our effective rate. This effective rate is higher than the statutory rate of 35% primarily due to state taxes and the limitations on the deductibility of meal and entertainment expenses. The tax expense calculated using this effective tax rate does not equate to current cash tax payments since existing NOLs were used to reduce our tax obligations.

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Liquidity and Capital Resources

Cash Flows

	The Company
	Six Months
	Ended September 30,
	2009	2010
	(Unaudited)	(Unaudited)
	(In thousands)

Net cash provided by operating activities	$116,755	$170,885
Net cash provided by (used in) investing activities	16,568	(37,573)
Net cash (used in) financing activities	(120,183)	(74,621)

Total increase in cash and cash equivalents	$13,140	$58,691

Net Cash from Operating Activities

Net cash from operations is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. Net cash provided by operations was $170.9 million in the six months ended September 30, 2010, compared to $116.8 million in the six months ended September 30, 2009. The increase in net cash provided by operations in the six months ended September 30, 2010 compared to the six months ended September 30, 2009 was primarily due to net income growth and improved collections of accounts receivable, partially offset by increased cash used for accrued compensation and benefits.

Net Cash from Investing Activities

Net cash used in investing activities was $37.6 million in the six months ended September 30, 2010, compared to net cash provided by investing activities of $16.6 million in the six months ended September 30, 2009. The increase in net cash used in investing activities in the six months ended September 30, 2010 compared to the six months ended September 30, 2009 was primarily due to an increase in capital expenditures and expenditures for internally developed software.

Net Cash from Financing Activities

Net cash from financing activities are primarily associated with proceeds from debt and the repayment thereof. Net cash used in financing activities was $74.6 million in the six months ended September 30, 2010, compared to $120.2 million in the six months ended September 30, 2009. The decrease in net cash used in financing activities in the six months ended September 30, 2010 compared to the six months ended September 30, 2009 was primarily due to the repayment of $95.9 million of debt in the six months ended September 30, 2010 compared to dividend payments of $114.9 million in fiscal 2010.

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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Part I. Financial Information
Item 1. Audited Consolidated Financial Statements
Consolidated Balance Sheets as of March 31, 2009 and 2010 and as of September 30, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Six Months Ended September 30, 2009 and 2010 (unaudited)
F-4
Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Six Months Ended September 30, 2009 and 2010 (unaudited)
F-5
Consolidated Statements of Stockholders’ Equity for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Six Months Ended September 30, 2009 and 2010 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Booz Allen Hamilton Holding Corporation

We have audited the accompanying consolidated balance sheets of Booz Allen Hamilton Holding Corporation (the Company) as of March 31, 2009 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the eight-month period ended March 31, 2009 and the year ended March 31, 2010. We have also audited the consolidated statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2008 and the four month period ended July 31, 2008 of Booz Allen Hamilton, Inc. (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Booz Allen Hamilton Holding Corporation at March 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for the eight months ended March 31, 2009 and the year ended March 31, 2010 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Predecessor financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Booz Allen Hamilton, Inc. for the year ended March 31, 2008 and the four month period ended July 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company and the Predecessor changed their method of revenue recognition.

/s/  Ernst & Young LLP

McLean, Virginia
June 18, 2010
(except as to the first paragraph of Note 16,
as to which the date is November 8, 2010)

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,		September 30,
	2009	2010	2010
	(As adjusted)		(Unaudited)
	(In thousands, except share
	and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$420,902	$307,835	$366,526
Accounts receivable, net of allowance	925,925	1,018,311	972,542
Prepaid expenses	32,696	32,546	41,696
Other current assets	53,370	11,476	24,500

Total current assets	1,432,893	1,370,168	1,405,264
Property and equipment, net	142,543	136,648	150,952
Accounts receivable	13,051	17,072	17,991
Deferred income taxes	99,378	53,204	48,998
Intangible assets, net	309,477	268,880	254,561
Goodwill	1,141,615	1,163,129	1,152,238
Other long-term assets	43,292	53,122	52,100

Total assets	$3,182,249	$3,062,223	$3,082,104

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$15,225	$21,850	$21,850
Accounts payable and other accrued expenses	243,831	354,097	365,495
Accrued compensation and benefits	344,409	385,145	361,627
Deferred revenue	18,186	9,996	9,367
Deferred income taxes	21,934	14,832	14,832

Total current liabilities	643,585	785,920	773,171
Long-term debt, net of current portion	1,220,502	1,546,782	1,453,081
Income tax reserve	99,394	100,178	101,317
Deferred payment obligation	108,969	20,028	22,545
Postretirement obligation	39,809	50,464	52,974
Other long-term liabilities	9,647	49,268	77,717

Total liabilities	2,121,906	2,552,640	2,480,805
Commitments and contingencies (Note 20)
Stockholders’ equity:
Common stock, Class A — $0.01 par value — authorized, 600,000,000 shares; issued and outstanding, 101,316,870 shares at March 31, 2009, 102,922,900 shares at March 31, 2010, and 106,622,350 shares at September 30, 2010	1,013	1,029	1,066
Non-voting common stock, Class B — $0.01 par value — authorized, 16,000,000 shares; issued and outstanding, 2,350,200 shares at March 31, 2009, 2,350,200 shares at March 31, 2010, and 3,053,130 shares at September 30, 2010	24	24	31
Restricted common stock, Class C — $0.01 par value — authorized, 5,000,000 shares; issued and outstanding, 2,028,270 shares at March 31, 2009, 2,028,270 shares at March 31, 2010, and 2,028,270 shares at September 30, 2010	20	20	20
Special voting common stock, Class E — $0.003 par value — authorized, 25,000,000 shares; issued and outstanding, 14,802,880 shares at March 31, 2009, 13,345,880 shares at March 31, 2010, and 12,348,860 shares at September 30, 2010	44	40	37
Additional paid-in capital	1,097,327	525,652	574,177
(Accumulated deficit) Retained earnings	(38,783)	(13,364)	29,622
Accumulated other comprehensive income (loss)	698	(3,818)	(3,654)

Total stockholders’ equity	1,060,343	509,583	601,299

Total liabilities and stockholders’ equity	$3,182,249	$3,062,223	$3,082,104

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
	(As adjusted)	(As adjusted)	(As adjusted)		(As adjusted)
					(Unaudited)
						(Unaudited)
	(In thousands, except per share data)
Revenue	$3,625,055	$1,409,943	$2,941,275	$5,122,633	$2,508,716	$2,709,143
Operating costs and expenses:
Cost of revenue	2,028,848	722,986	1,566,763	2,654,143	1,304,396	1,375,658
Billable expenses	935,459	401,387	756,933	1,361,229	673,292	715,529
General and administrative expenses	474,188	726,929	505,226	811,944	372,711	418,330
Depreciation and amortization	33,079	11,930	79,665	95,763	48,028	38,972

Total operating costs and expenses	3,471,574	1,863,232	2,908,587	4,923,079	2,398,427	2,548,489

Operating income (loss)	153,481	(453,289)	32,688	199,554	110,289	160,654
Interest income	2,442	734	4,578	1,466	819	478
Interest expense	(2,319)	(1,044)	(98,068)	(150,734)	(73,112)	(85,824)
Other expense, net	(1,931)	(54)	(128)	(1,292)	(762)	(947)

Income (loss) from continuing operations before income taxes	151,673	(453,653)	(60,930)	48,994	37,234	74,361
Income tax expense (benefit) from continuing operations	62,693	(56,109)	(22,147)	23,575	17,999	31,375

Income (loss) from continuing operations	88,980	(397,544)	(38,783)	25,419	19,235	42,986
Loss from discontinued operations, net of tax	(71,106)	(848,371)	—	—	—	—

Net income (loss)	$17,874	$(1,245,915)	$(38,783)	$25,419	$19,235	$42,986

Earnings (loss) from continuing operations per common share (Note 3):
Basic	$50.64	$(181.28)	$(0.37)	$0.24	$0.18	$0.40

Diluted	$43.33	$(181.28)	$(0.37)	$0.22	$0.17	$0.35

Earnings (loss) per common share (Note 3):
Basic	$10.17	$(568.13)	$(0.37)	$0.24	$0.18	$0.40

Diluted	$8.70	$(568.13)	$(0.37)	$0.22	$0.17	$0.35

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
					(As adjusted)
					(Unaudited)
						(Unaudited)
	(As adjusted)	(As adjusted)	(As adjusted)
	(In thousands)

Cash flows from operating activities
Net income (loss)	$17,874	$(1,245,915)	$(38,783)	$25,419	$19,235	$42,986
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations, net of taxes	71,106	848,371	—	—	—	—
Depreciation and amortization	33,079	11,930	79,665	95,763	48,028	38,972
Amortization of debt issuance costs	—	—	3,106	5,700	2,439	7,186
Amortization of original issuance discount on debt	—	—	1,480	2,505	1,145	2,224
Excess tax benefit from the exercise of stock options	—	—	—	(1,915)	—	(15,779)
Stock-based compensation expense	35,013	511,653	62,059	71,897	39,601	27,295
Loss on disposition of property and equipment	—	—	166	—	—	—
Deferred income taxes	(39,988)	(54,236)	(22,147)	19,837	13,838	27,022
Changes in assets and liabilities, net of effect of business combination:
Accounts receivable, net	(181,365)	(19,765)	(33,675)	(92,386)	(25,701)	45,769
Income taxes receivable / payable	(35,934)	(70,781)	21,303	(14,429)	4,117	(3)
Prepaid expenses	(6,236)	(4,717)	(26,030)	150	(4,971)	(9,150)
Other current assets	(1,859)	(327)	(6,491)	15,672	17,523	(11,721)
Other long-term assets	2,627	280	—	(3,742)	(3,666)	(7,083)
Accrued compensation and benefits	(7,913)	(44,050)	99,094	33,760	(20,202)	(25,565)
Accounts payable and accrued expenses	72,654	57,054	7,186	110,265	19,130	11,398
Accrued interest	—	—	10,604	(10,633)	7,110	4,146
Income tax reserve	73,036	(7,220)	1,177	2,483	908	680
Deferred revenue	2,716	(4,036)	10,499	(8,190)	(8,247)	(629)
Postretirement obligation	(4,630)	21,793	1,849	6,139	1,989	2,674
Other long-term liabilities	13,611	(26,582)	9,647	12,189	4,479	30,463

Net cash provided by (used in) operating activities of continuing operations	43,791	(26,548)	180,709	270,484	116,755	170,885
Net cash provided by (used in) operating activities of discontinued operations	115,650	(160,368)	—	—	—	—

Net cash provided by (used in) operating activities	159,441	(186,916)	180,709	270,484	116,755	170,885
Cash flows from investing activities
Purchases of property and equipment	(35,179)	(9,314)	(36,835)	(49,271)	(21,712)	(38,957)
Cash paid in merger transaction, net of cash acquired	—	—	(1,623,683)	—	—	—
Investment in discontinued operations	(3,348)	(153,662)	—	—	—	—
Escrow payments	—	—	—	38,280	38,280	1,384

Net cash used in investing activities of continuing operations	(38,527)	(162,976)	(1,660,518)	(10,991)	16,568	(37,573)
Net cash (used in) provided by investing activities of discontinued operations	(68,516)	58,323	—	—	—	—

Net cash used in investing activities	(107,043)	(104,653)	(1,660,518)	(10,991)	16,568	(37,573)
Cash flows from financing activities
Proceeds from issuance of common stock	18,891	—	956,500	—	—	1,002
Cash dividends paid	—	—	—	(612,401)	(114,912)	—
Redemption of common stock and Class B common stock	(15,543)	(16,422)		—	—	—
Repayment of debt	(4,761)	—	(251,050)	(16,100)	(6,050)	(95,925)
Proceeds from debt	—	227,534	1,240,300	346,500	—	—
Debt issuance costs	—	—	(45,039)	(15,808)	—	—
Payment of deferred payment obligation	—	—	—	(78,000)	—	—
Excess tax benefits from the exercise of stock options	—	—	—	1,915	—	15,779
Stock option exercises	—	—	—	1,334	779	4,523

Net cash (used in) provided by financing activities of continuing operations	(1,413)	211,112	1,900,711	(372,560)	(120,183)	(74,621)
Net cash (used in) provided by financing activities of discontinued operations	(5,908)	128,712	—	—	—	—

Net cash (used in) provided by financing activities	(7,321)	339,824	1,900,711	(372,560)	(120,183)	(74,621)
Net increase (decrease) in cash and cash equivalents of continuing operations	3,851	21,588	420,902	(113,067)	13,140	58,691
Cash and cash equivalents — beginning of period	3,272	7,123	—	420,902	420,902	307,835

Cash and cash equivalents — end of period	$7,123	$28,711	$420,902	$307,835	$434,042	$366,526

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$1,448	$720	$82,879	$126,744	$61,034	$69,639

Income taxes	$19,841	$42,336	$34	$5,474	$2,069	$2,717

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — PREDECESSOR

	Predecessor
				Retained	Accumulated
		Stock	Additional	Earnings	Other	Total
	Redeemable	Subscription	Paid-In	(Accumulated	Comprehensive	Stockholders’
	Common Stock	Receivable	Capital	Deficit)	Income (Loss)	Equity
	(In thousands, except share data)

Balance at March 31, 2007	$242,963	$—	$—	$16,024	$(15,800)	$243,187

Revenue recognition — cumulative effect of change in accounting principle	—	—	—	28,881	—	28,881

Balance at March 31, 2007 (as adjusted)	242,963	—	—	44,905	(15,800)	272,068

Net income (as adjusted)	—	—	—	17,874	—	17,874
Issuance of redeemable common stock	42,831	—	—	—	—	42,831
Cash dividends	—	—	—	(217)	—	(217)
Redemption of common stock	(15,543)	—	—	—	—	(15,543)
Stock compensation expenses	17,216	—	—	—	—	17,216
Mark to put value for redeemable shares	178	—	—	(178)	—	—
Change in accounting principle for the adoption of ASC 740-10	—	—	—	—	(10,081)	(10,081)
Decrease in minimum pension liability, net of tax of $10,500	—	—	—	—	15,800	15,800
Change in accounting principle for the adoption of ASC 715, net of tax of $17,922	—	—	—	—	(26,883)	(26,883)

Balance at March 31, 2008 (as adjusted)	287,645	—	—	62,384	(36,964)	313,065

Net loss (as adjusted)	—	—	—	(1,245,915)	—	(1,245,915)
Reclassification of liability for share-based payments for shares held over six months	5,479	—	—	—	—	5,479
Dividends declared	—	—	—	(52)	—	(52)
Redemption of redeemable common stock	(16,422)	—	—	—	—	(16,422)
Redemption of common stock marked to redemption value in stock-based compensation	854,494	—	—	—	—	854,494
Redemption of common stock marked to redemption value in equity	180,985	—	—	(180,985)	—	—
Unrealized loss on benefit plan, net of income taxes	—	—	—	—	(846)	(846)
Receivable from shareholders for exercise of stock rights of Booz Allen Hamilton Inc.	—	(87,007)	—	—	—	(87,007)
Distribution of Booz & Company, Inc. common stock to shareholders of Booz Allen Hamilton, Inc.	—	—	—	(134,874)	22,252	(112,622)

Balance at July 31, 2008 (as adjusted)	$1,312,181	$(87,007)	$—	$(1,499,442)	$(15,558)	$(289,826)

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — THE COMPANY

	The Company
			Class B		Class C		Class E			(Accumulated	Accumulated
	Class A		Non-Voting		Restricted		Special Voting		Additional	Deficit)	Other	Total
	Common Stock		Common Stock		Common Stock		Common Stock		Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
	(In thousands, except share data)

Balance at August 1, 2008	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—

Exchange of rollover equity	5,641,870	56	2,350,200	24	2,028,270	20	14,802,880	44	79,725	—	—	79,869
Issuance of common stock	95,675,000	957	—	—	—	—	—	—	955,543	—	—	956,500
Net loss	—	—	—	—	—	—	—	—	—	(38,783)	—	(38,783)
Actuarial gain related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	698	698

Comprehensive loss												(38,085)
Stock compensation expense	—	—	—	—	—	—	—	—	62,059	—	—	62,059

Balance at March 31, 2009	101,316,870	1,013	2,350,200	24	2,028,270	20	14,802,880	44	1,097,327	(38,783)	698	1,060,343

Issuance of common stock	19,070	—	—	—	—	—	—	—	—	—	—	—
Stock options exercised	1,586,960	16	—	—	—	—	(1,457,000)	(4)	1,322	—	—	1,334
Recognition of liability related to future stock option exercises (Note 17)	—	—	—	—	—	—	—	—	(34,408)	—	—	(34,408)
Net income	—	—	—	—	—	—	—	—	—	25,419	—	25,419
Actuarial loss related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	(4,516)	(4,516)

Comprehensive income												20,903
Stock compensation expense	—	—	—	—	—	—	—	—	71,897	—		71,897
Dividends paid (Notes 1 and 17)	—	—	—	—	—	—	—	—	(612,401)	—		(612,401)
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	—	—	1,915	—	—	1,915

Balance at March 31, 2010	102,922,900	$1,029	2,350,200	$24	2,028,270	$20	13,345,880	$40	$525,652	$(13,364)	$(3,818)	$509,583

Issuance of common stock	89,830	—	—	—	—	—	702,930	2	1,000	—	—	1,002
Stock options exercised	4,312,550	44	—	—	—	—	(1,699,950)	(5)	11,460	—	—	11,499
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	—	—	15,779	—	—	15,779
Share exchange	(702,930)	(7)	702,930	7	—	—	—	—	—	—	—	—
Recognition of liability related to future stock option exercises (Note 17)	—	—	—	—	—	—	—	—	(7,009)	—	—	(7,009)
Net income	—	—	—	—	—	—	—	—	—	42,986	—	42,986
Actuarial gain related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	164	164

Comprehensive income												43,150
Stock compensation expense	—	—	—	—	—	—	—	—	27,295	—	—	27,295

Balance at September 30, 2010 (unaudited)	106,622,350	$1,066	3,053,130	$31	2,028,270	$20	12,348,860	$37	$574,177	$29,622	$(3,654)	$601,299

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

1.	OVERVIEW

Our Business

Booz Allen Hamilton Holding Corporation, including its wholly owned subsidiaries (“Holding” or the “Company”), is an affiliate of The Carlyle Group (“Carlyle”) and was incorporated in Delaware in May 2008. The Company and its subsidiaries provide management and technology consulting services primarily to the U.S. government and its agencies in the defense, intelligence, and civil markets. The Company offers clients functional knowledge spanning strategy and organization, analytics, technology and operations, which it combines with specialized expertise in clients’ mission and domain areas to help solve critical problems. The Company reports operating results and financial data in one operating segment. The Company is headquartered in McLean, Virginia, with approximately 23,300 employees as of March 31, 2010.

Spin-off and Merger Transactions

On July 31, 2008, pursuant to a merger agreement (the “Merger Agreement”), the then-existing shareholders of Booz Allen Hamilton, Inc. completed the spin-off of the commercial business to the commercial partners. Effective August 1, 2008, Holding acquired the outstanding common stock of Booz Allen Hamilton, Inc., which consisted of the U.S. government consulting business, through the merger of Booz Allen Hamilton, Inc. with a wholly-owned subsidiary of Holding (the “Merger Transaction” or the “Acquisition”). The Company acquired Booz Allen Hamilton, Inc. for total consideration of $1,828.0 million. As discussed in Note 4, the acquisition consideration was allocated to the acquired net assets, identified intangibles of $353.8 million, and goodwill of $1,163.1 million. Prior to the Merger Transaction, Booz Allen Hamilton, Inc. is referred to as the Predecessor for accounting purposes. The Predecessor’s consolidated financial statements have been presented for fiscal 2008 and the four months ended July 31, 2008. The consolidated financial statements of Holding subsequent to the Merger Transaction, which is referred to as the Company, have been presented from August 1, 2008 through March 31, 2009, for fiscal 2010 and for the six months ended September 30, 2009 and 2010. From May through July 2008, Holding had no operations. As a result, the Company is presented as commencing on August 1, 2008.

In connection with the Acquisition, the Company issued certain shares of its common stock in exchange for shares of the Predecessor. The Officers’ Rollover Stock Plan (the “Rollover Plan”) was adopted as a mechanism to enable the exchange of a portion of previous equity interests in the Predecessor for equity interests in Holding. Common Stock owned by the Predecessor’s U.S. government consulting partners were exchanged for Class A Common Stock of Holding, while common stock owned by a limited number of the Predecessor’s commercial consulting partners were exchanged for Class B Non-Voting Common Stock of Holding. Fully vested shares of the Predecessor were exchanged for vested shares of the Company, with a fair value of $79.7 million. This amount was included as a component of the total acquisition consideration. The Company also exchanged restricted shares and options for previously issued and outstanding stock rights of the Predecessor held by the Predecessor’s U.S. government consulting partners. The Predecessor’s commercial consulting partners exercised their previously outstanding stock rights and received cash for the underlying shares surrendered. Based on the vesting terms of the Company’s newly issued Class C Restricted Common Stock and the new options granted under the Rollover Plan, the fair value of the issued awards of $147.4 million is being recognized as compensation expense by the Company subsequent to the Acquisition, as discussed further in Note 17.

In connection with the Merger Transaction, the Company entered into a senior secured credit agreement (the “Senior Secured Agreement”) and a mezzanine credit agreement (the “Mezzanine Credit Agreement”) for a total amount of $1,240.3 million. The total debt proceeds received by the Company at Closing were net of debt issuance costs of $45.0 million and original issue discount on the debt of $19.7 million. Prior to the Merger Transaction, the Predecessor had an outstanding line of credit of $245.0 million. The Company paid

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

off the Predecessor’s line of credit with proceeds from the financing. In addition to the debt used to finance the Company’s acquisition of Booz Allen Hamilton, Inc., Carlyle, along with a consortium of other investors, provided $956.5 million in cash in exchange for equity interests in the Company.

Recapitalization Transaction and Repricing

On December 11, 2009, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”), which included amendments of the Senior Secured Agreement to include a new term loan (“Tranche C”) with $350.0 million of principal, and the Mezzanine Credit Agreement primarily to allow for the recapitalization and payment of a special dividend. This special dividend was declared by the Company’s Board of Directors on December 7, 2009, to be paid to holders of record as of December 8, 2009. Net proceeds from Tranche C of $341.3 million less transaction costs of $13.2 million, along with cash on hand of $321.9 million, were used to fund a partial payment of the Company’s deferred payment obligation (“DPO”) in the amount of $100.4 million, and a dividend payment of $4.642 per share, or $497.5 million, which was paid on all issued and outstanding shares of Holding’s Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. As required by the Officers’ Rollover Stock Plan and the Equity Incentive Plan, the exercise price per share of each outstanding option was reduced. Because the reduction in per share value exceeded the exercise price for certain of the options granted under the Officers’ Rollover Stock Plan, the exercise price for those options was reduced to the $0.01 par value of the shares issuable on exercise, and the holders became entitled to receive a cash payment equal to the excess of the reduction in per share value over the reduction in exercise price to the par value. The difference between one cent and the reduced value for shares vested and not yet exercised of approximately $54.4 million will be paid in cash upon exercise of the options. As of March 31, 2010, the Company reported $27.4 million in other long-term liabilities and $7.0 million in accrued compensation and benefits in the consolidated balance sheets for the portion of stock-based compensation recognized as of March 31, 2010, which is reflective of the options vested with an exercise price of one cent. Transaction fees incurred in connection with the Recapitalization Transaction were approximately $22.4 million, of which approximately $15.8 million were deferred financing costs and will be amortized over the lives of the loans. Refer to Note 10 for further discussion of the DPO, Note 11 for further discussion of the amended credit agreements, Note 12 for further discussion of the accounting for deferred financing costs, and Note 17 for further discussion of the December 2009 dividend and associated future cash payments as related to stock options.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions are eliminated in consolidation.

The operating results of the global commercial business that was spun off by the Predecessor effective July 31, 2008 have been presented as discontinued operations in the Predecessor’s consolidated financial statements and the related notes included in these financial statements. These operations and cash flows are clearly distinguished from the continuing business, the operations have been disposed of, and there was no continuing involvement in the operations after August 1, 2008.

The statement of cash flows for the year ended March 31, 2008 reflects the reclassification of certain amounts resulting in an increase of $3.3 million in net cash used in financing activities of continuing operations and a corresponding decrease in net cash used in investing activities of continuing operations.

The Company’s fiscal year ends on March 31 and unless otherwise noted, references to fiscal year or fiscal are for fiscal years ended March 31. The accompanying audited financial statements present the

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial position of the Company as of March 31, 2009 and 2010, the Company’s results of operations for the eight months ended March 31, 2009 and fiscal 2010, and the Predecessor’s results of operations for fiscal 2008 and four months ended July 31, 2008.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2010, the consolidated statements of operations and cash flows for the six months ended September 30, 2009 and 2010, and the consolidated statement of stockholders’ equity for the six months ended September 30, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations, and its cash flows for the six months ended September 30, 2009 and 2010. The results for the six months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending March 31, 2011. All references to September 30, 2010 or to the six months ended September 30, 2009 and 2010 in the notes to the consolidated financial statements are unaudited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Areas of the financial statements where estimates may have the most significant effect include allowance for doubtful accounts, contractual and regulatory reserves, lives of tangible and intangible assets, impairment of long-lived and other assets, realization of deferred tax assets, accrued liabilities, revenue recognition, bonus and other incentive compensation, stock-based compensation, provisions for income taxes, and postretirement obligations. Actual results experienced by the Company may differ materially from management’s estimates.

Change in Accounting Principle

In fiscal 2010, the Company and the Predecessor changed their methodology of recognizing revenue for all U.S. government contracts to apply the accounting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codificationtm (“ASC” or “the Codification”) Subtopic 605-35, as directed by ASC Topic 912, which permits revenue recognition on a percentage-of-completion basis. Previously, the Company applied this guidance only to contracts related to the construction or development of tangible assets. For contracts not related to those activities, the Company had applied the general revenue recognition guidance of Staff Accounting Bulletin (“SAB”) Topic 13, Revenue Recognition. Upon contract completion, both methods yield the same results, but the Company believes that the application of contract accounting under ASC 605-35 to contracts not related to the construction or development of tangible assets is preferable to the application of contract accounting under SAB Topic 13 based on the fact that the percentage-of-completion model utilized under ASC 605-35 is a recognized accounting model, that better reflects the economics of a U.S. government contract during the contract performance period. The only material financial statement impact of the revenue recognition change was the recognition of award fees over the performance period. The Company concluded that this change is appropriate as the award fees earned by the Company are estimable based on historical information and management’s monitoring of fees earned and is reflective of the economics of such contracts.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All prior periods presented have been retrospectively adjusted to apply the new method of accounting. The cumulative effect of this change represents the difference between the amount of retained earnings at the beginning of the period of change and the amount of retained earnings that would have been reported at the date if the new accounting principle had been applied retroactively for all prior periods. The cumulative effect of the change in accounting principle on periods prior to those presented of $28.9 million has been reflected as an adjustment to the opening balance of retained earnings, net of tax, as of April 1, 2007.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents the impact of the change in this accounting principle on accounts receivable, net, accounts payable and other accrued expenses, revenue, net earnings (loss), and net earnings (loss) per share as if the change had been in place throughout all periods presented (in thousands, except per share data):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months
	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,
	2008	2008	2009	2010	2009

Impact of change in application of accounting principle applied retrospectively:
Accounts receivable, net	$842,593	$876,280	$883,311	$980,095	$909,412
Impact of change in revenue recognition	55,175	41,253	42,614	38,216	42,214

Accounts receivable, net, as adjusted	$897,768	$917,533	$925,925	$1,018,311	$951,626

Accounts payable and other accrued expenses	$187,096	$244,024	$234,412	$344,678	$253,619
Impact of change in revenue recognition	9,443	8,813	9,419	9,419	9,344

Accounts payable and other accrued expenses, as adjusted	$196,539	$252,837	$243,831	$354,097	$262,963

Revenue	$3,625,951	$1,423,865	$2,912,610	$5,121,895	$2,503,980
Impact of change in revenue recognition	(896)	(13,922)	28,665	738	4,736

Revenue, as adjusted	$3,625,055	$1,409,943	$2,941,275	$5,122,633	$2,508,716

Net earnings (loss) from continuing operations	$90,175	$(389,497)	$(55,770)	$24,681	$14,424
Impact of change in revenue recognition	(1,195)	(8,047)	16,987	738	4,811

Net earnings (loss) from continuing operations, as adjusted	$88,980	$(397,544)	$(38,783)	$25,419	$19,235

Net earnings (loss)	$19,069	$(1,237,868)	$(55,770)	$24,681	$14,424
Impact of change in revenue recognition	(1,195)	(8,047)	16,987	738	4,811

Net earnings (loss), as adjusted	$17,874	$(1,245,915)	$(38,783)	$25,419	$19,235

Net earnings (loss) from continuing operations per share:
Basic	$51.32	$(177.61)	$0.53	$0.23	$0.13

Diluted	$43.92	$(177.61)	$0.53	$0.21	$0.13

Impact of change in revenue recognition per share:
Basic	$(0.68)	$(3.67)	$0.16	$0.01	$0.05

Diluted	$(0.59)	$(3.67)	$0.16	$0.01	$0.04

Net earnings (loss) from continuing operations per share, as adjusted:
Basic	$50.64	$(181.28)	$0.37	$0.24	$0.18

Diluted	$43.33	$(181.28)	$0.37	$0.22	$0.17

Net earnings (loss) per share:
Basic	$10.85	$(546.46)	$0.53	$0.23	$0.13

Diluted	$9.29	$(564.46)	$0.53	$0.21	$0.13

Impact of change in revenue recognition per share:
Basic	$(0.68)	$(3.67)	$0.16	$0.01	$0.05

Diluted	$(0.59)	$(3.67)	$0.16	$0.01	$0.04

Net earnings (loss) per share, as adjusted:
Basic	$10.17	$(568.13)	$0.37	$0.24	$0.18

Diluted	$8.70	$(568.13)	$0.37	$0.22	$0.17

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

The majority of the Company’s revenue is derived from services and solutions provided to the U.S. government and its agencies, primarily by the Company’s employees and, to a lesser extent, subcontractors. The Company generates its revenue from the following types of contractual arrangements: cost-plus-fee contracts, time-and-materials contracts, and fixed-price contracts.

Revenue on cost-plus-fee contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-plus-fee contracts that include performance-based fee incentives, which are principally award fee arrangements, the Company recognizes income when such fees are probable and estimable. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or clients, and management’s monitoring of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency and, accordingly, are subject to possible cost disallowances.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract-defined billing rates, plus allowable direct costs and indirect cost burdens associated with materials used in and other direct expenses incurred in connection with the performance of the contract.

Revenue on fixed-price completion contracts is recognized using percentage-of-completion based on actual costs incurred relative to total estimated costs for the contract. These estimated costs are updated during the term of the contract, and may result in revision by the Company of recognized revenue and estimated costs in the period in which they are identified. Profits on fixed-price contracts result from the difference between incurred costs and revenue earned.

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company’s contracts, developing total revenue and cost at completion requires the use of estimates. Contract costs include direct labor and billable expenses, as well as an allocation of allowable indirect costs. Billable expenses is comprised of subcontracting costs and other “out of pocket” costs that often include, but are not limited to, travel-related costs and telecommunications charges. The Company recognizes revenue and billable expenses from these transactions on a gross basis. Assumptions regarding the length of time to complete the contract also include expected increases in wages and prices for materials. Estimates of total contract revenue and costs are monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts are recognized in the period they are deemed probable and can be reasonably estimated.

The Company’s contracts may include the delivery of a combination of one or more of the Company’s service offerings. In these situations, the Company determines whether such arrangements with multiple elements should be treated as separate units of accounting, with revenue allocated to each element of the arrangement based on the fair value of each element.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company’s investments consist primarily of institutional money market funds and U.S. Treasury securities. The Company’s investments are carried at cost, which approximates fair value. The Company maintains its cash and cash equivalents in bank accounts that, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation of Accounts Receivable

The Company maintains allowances for doubtful accounts against certain billed receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of customer receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, customer credit-worthiness, current economic conditions, and accounts receivable aging trends. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of accounts receivable becomes available. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve are written off.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents are generally invested in U.S. government insured money market funds and Treasury bills. The Company believes that credit risk, with respect to accounts receivable, are limited as they are primarily U.S. government receivables.

As of March 31, 2009, March 31, 2010, and September 30, 2010, the Company had no derivative financial instruments.

Property and Equipment

Property and equipment are stated at cost, and the balances are presented net of depreciation. The cost of software purchased or internally developed is capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Furniture and equipment is depreciated over five to ten years, computer equipment is depreciated over three years, and software purchased or developed for internal use is depreciated over one to three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. The Company assesses goodwill for impairment on at least an annual basis on January 1, and whenever impairment indicators are present in events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company defines its reporting unit as its operating segment. The Company considers itself to be a single reporting segment, as discussed in Note 21, and operating unit structure given that the Company is managed and operated as one business. There were no impairment charges for the eight months ended March 31, 2009 or fiscal 2010.

Intangible Assets

Intangible assets consist of trade name, contract backlog, and favorable lease terms. Trade name is not amortized, but is tested annually for impairment. Contract backlog is amortized over the expected backlog life based on projected future cash flows of approximately nine years. Favorable lease terms are amortized over the remaining contractual terms of approximately five years.

Valuation of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable or that the useful lives are no longer appropriate. If the total of the expected undiscounted future net cash flows expected to result from the use and eventual disposition of the

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

asset is less than its carrying amount, a loss is recorded for the amount required to reduce the carrying amount to fair value. There were no impairment charges for the eight months ended March 31, 2009, or fiscal 2010.

Foreign Currency Transactions

Foreign currency gains (losses) are reported as a component of other expense, net in the accompanying consolidated statements of operations. For fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, net exchange (losses) gains were approximately $(529,000), $(53,000) , $49,000, and $(105,000), respectively.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than for tax purposes. Deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates and laws for the years in which these items are expected to reverse. If management determines that a deferred tax asset is not “more likely than not” to be realized, an offsetting valuation allowance is recorded, reducing income and the deferred tax asset in that period. Management records valuation allowances primarily based on an assessment of historical earnings and future taxable income that incorporates prudent, feasible tax-planning strategies. The Company assesses deferred tax assets on an individual jurisdiction basis. The Company reviews tax laws, regulations, and related guidance on an ongoing basis in order to properly record any uncertain tax liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income is presented in the consolidated statements of stockholders’ equity. Accumulated other comprehensive income as of March 31, 2009, March 31, 2010 and September 30, 2010, consisted of unrealized gains (losses) on the Company’s defined and postretirement benefit plans.

Stock-Based Compensation

Share-based payments to employees are recognized in the consolidated statements of operations based on their grant date fair values with the expense being recognized over the requisite service period. The Company uses the Black-Scholes model to determine the fair value of its awards at the time of the grant.

Redeemable Common Stock

Prior to the Merger Transaction, the Predecessor had Redeemable Common Stock. Shares of Redeemable Common Stock issued upon exercise of rights granted prior to April 1, 2006 were marked to the redemption amount at the end of each reporting period with changes recorded in stock-based compensation expense. For shares of Redeemable Common Stock issued upon exercise of rights granted on or after April 1, 2006, the Redeemable Common Stock was marked to the redemption amount through stock-based compensation expense until such shares had been outstanding for six months. After such time, changes in the redemption amount were recorded as a component of stockholders’ equity.

Defined Benefit Plan and Other Postretirement Benefits

The Company recognizes the underfunded status of pension and other postretirement benefit plans on the consolidated balance sheets. Gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost will be recognized in

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is the Company’s fiscal year end.

Self-Funded Medical Plans

The Company maintains self-funded medical insurance. Self-funded plans include a health maintenance organization, preferred provider organization, point of service, qualified point of service, and traditional choice. Further, self-funded plans also include prescription drug benefits. The Company records an incurred but unpaid claim liability in the accrued compensation and benefits line of the consolidated balance sheets for self-funded plans based on an external actuarial valuation.

Estimates are calculated as the midpoint of reasonable ranges. Primary data that drives this estimate is based on claims and enrollment data received provided by a third party valuation firm for medical and pharmacy related costs. These reports detail claims paid and incurred through one month prior to the quarter end.

Deferred Compensation Plan

The Company accounts for its deferred compensation plan on an accrual basis, in accordance with the terms of the underlying contract. To the extent the terms of the contract attribute all or a portion of the expected future benefit to an individual year of the employee’s service, the cost of the benefits are recognized in that year. Therefore, the Company estimates that the cost of any and all future benefits that are expected to be paid as a result of the deferred compensation and expenses the present value of those costs in the year as services are provided.

Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (“Level 1”); inputs other than the quoted prices in active markets that are observable either directly or indirectly (“Level 2”); and observable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (“Level 3”).

New Accounting Pronouncements

During the fiscal year ended March 31, 2010, the Company adopted the following accounting pronouncements, none of which had a material impact on the Company’s present or historical consolidated financial statements:

During June 2009, the FASB approved the Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification reorganizes thousands of pronouncements into roughly 90 accounting topics and displays the topics using a consistent structure. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification became effective for interim and annual periods ending after September 15, 2009. The Codification did not have a material impact on the Company’s results of operations or financial position.

During December 2007, the FASB issued ASC 805, Business Combinations, which the Company adopted effective January 1, 2009. This guidance replaced existing guidance and significantly changed accounting and reporting relative to business combinations in consolidated financial statements, including requirements to

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognize acquisition-related transaction costs and post acquisition restructuring costs in the results of operations as incurred. There was not a material impact to the Company’s consolidated financial statements upon adoption of this standard. Any future business combinations will be presented in accordance with ASC 805, but the nature and magnitude of the specific effects will depend on the nature, terms and size of the acquisitions. Additionally, ASC 805 changes the accounting for uncertain tax positions that are settled subsequent to adoption, but relate to preacquisition tax contingencies that existed prior to the adoption of ASC 805. To the extent that the Company’s established tax contingencies are realized at an amount greater or less than the contingency recorded, this adoption could materially impact the Company’s results of operations.

During June 2009, the FASB issued ASC 855, Subsequent Events, which the Company adopted effective June 30, 2009. This guidance establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before the financial statements are issued. During February 2010, the FASB amended the evaluation and disclosure requirements for subsequent events for companies that are not required to file with the U.S. Securities and Exchange Commission. The Company adopted the amended subsequent event requirements effective March 31, 2010. There was no material impact to the Company’s consolidated financial statements upon adoption of the original or amended standard.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, Revenue Recognition. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables, thereby affecting the timing of revenue recognition. The guidance also expands the disclosure requirements for revenue arrangements with multiple deliverables. The guidance will be effective beginning on April 1, 2011, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted provided that the guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the potential effect, if any, on its consolidated financial statements.

3.	EARNINGS PER SHARE

The Company computes basic and diluted per share amounts based on net income (loss) for the periods presented. The Company uses the weighted average number of common shares outstanding during the period to calculate basic earnings (loss) per share. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding common stock options and other stock-based awards.

The Company currently has outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Class E shares are not included in the calculation of EPS as these shares represent voting rights only and are not entitled to participate in dividends or other distributions.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the income (loss) used to compute basic and diluted EPS for the periods presented are as follows (in thousands, except share and per share amounts):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
Earnings (loss) from continuing operations for basic and diluted computations	$88,980	$(397,544)	$(38,783)	$25,419	$19,235	$42,986
Earnings (loss) for basic and diluted computations	17,874	(1,245,915)	(38,783)	25,419	19,235	42,986
Weighted-average Class A Common Stock outstanding	1,757,000	2,193,000	101,316,870	102,099,180	101,369,787	103,543,008
Weighted-average Class B Non-Voting Common Stock outstanding	—	—	2,350,200	2,350,200	2,350,200	2,861,073
Weighted-average Class C Restricted Common Stock outstanding	—	—	2,028,270	2,028,270	2,028,270	2,028,270

Total weighted-average common shares outstanding for basic computations	1,757,000	2,193,000	105,695,340	106,477,650	105,748,257	108,432,351
Dilutive stock options and restricted stock	296,338	—	—	9,750,730	7,217,039	13,305,491

Average number of common shares outstanding for diluted computations	2,053,338	2,193,000	105,695,340	116,228,380	112,965,296	121,737,842

Earnings (loss) from continuing operations per common share
Basic	$50.64	$(181.28)	$(0.37)	$0.24	$0.18	$0.40

Diluted	$43.33	$(181.28)	$(0.37)	$0.22	$0.17	$0.35

Earnings (loss) per common share
Basic	$10.17	$(568.13)	$(0.37)	$0.24	$0.18	$0.40

Diluted	$8.70	$(568.13)	$(0.37)	$0.22	$0.17	$0.35

4.	BUSINESS COMBINATION

The Company acquired the outstanding common stock of Booz Allen Hamilton, Inc. effective August 1, 2008. The purchase price was $1,828.0 million as of March 31, 2010. Pursuant to the Merger Agreement, spin-off, indemnification and working capital escrow accounts in the amounts of $15.0 million, $25.0 million, and $50.0 million, respectively, were established for a period of one year from the date of the closing or until all outstanding claims made against the escrow accounts are resolved, whichever is later. As of March 31, 2010, payments in the aggregate amount of $52.5 million were made out of the escrow accounts, of which $13.0 million has been released to selling shareholders.

In connection with the Merger Transaction, the Company established a DPO of $158.0 million, of which $78.0 million was set aside to be paid in full to the selling shareholders. As discussed in Note 10, on December 11, 2009, in connection with the Recapitalization Transaction, $100.4 million was paid to the

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with approximately $22.4 million representing accrued interest. The DPO also was established for additional consideration for the selling shareholders of up to $80.0 million plus accrued interest, payable by the tenth anniversary of the July 31, 2008 Merger Transaction closing date, and following favorable settlement of any indemnified pre-acquisition contingency claims made against the DPO. As of March 31, 2009 and 2010, $59.6 million and $62.4 million, respectively, may be indemnified under the DPO. As the indemnified claims are settled favorably, any amount remaining after settlement will be reflected as an increase in the DPO. An adjustment to the purchase price equal to the DPO adjustment will be recorded as additional consideration to be paid to the selling shareholders. As of March 31, 2009 and 2010, there were no significant settled claims and, accordingly, no adjustments to purchase price. Refer to note 10 for further discussion of the DPO.

As discussed in Note 1, the total purchase price was allocated to net tangible and identifiable intangible assets based on their estimated fair values as of the effective date of the acquisition. In allocating the purchase price, the Company considered, among other factors, its intention for future use of acquired assets, analysis of historical financial performance, and estimates of future performance of contracts. The components of intangible assets associated with the acquisition were contract backlog, favorable lease terms, and trade name, valued at $160.8 million, $2.8 million, and $190.2 million, respectively. Trade name, an indefinite lived intangible, represents the estimated fair value for all trade names and trademarks employed by the Company as of the closing date. Backlog consists of services that the Company is committed to fulfill according to the terms of its contracts and task orders. Favorable lease terms represent the differential between the payment terms of in-place leases and market lease rates. Backlog and favorable lease terms are amortized over nine and five years, respectively.

Purchase Price Allocation

The following table represents the purchase price allocation which includes the resolution of certain working capital, tax adjustments and purchase negotiation matters during fiscal 2010 (in thousands):

Current assets	$1,009,589
Property and equipment	141,219
Other noncurrent assets	40,289
Current liabilities	(489,611)
Notes payable, current and long-term	(245,000)
Other long-term liabilities	(145,417)

Net assets acquired	311,069
Definite-lived intangible assets acquired	163,600
Indefinite-lived intangible assets acquired	190,200
Goodwill	1,163,129

Total purchase price	$1,827,998

The following unaudited pro forma combined condensed statement of income sets forth the consolidated results of operations of the Company as if the above described acquisition had occurred at April 1, 2008. The

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unaudited pro forma information does not purport to be indicative of the actual results that would have occurred if the combination had occurred at this earlier date (in thousands, except per share amounts):

Fiscal Year Ended
March 31, 2009

Revenue	$4,351,218
Net loss	(49,441)
Loss per common share:
Basic	$(0.47)
Diluted	$(0.47)

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

As of March 31, 2009, March 31, 2010, and September 30, 2010, goodwill was $1,141.6 million, $1,163.1 million, and $1,152.2 million, respectively. Goodwill, which is associated with the Merger Transaction, was primarily attributed to the employees of the Company, their presence in the marketplace, and the value paid for by companies that operate in the Company’s industry (see Note 4). The change in the carrying amount of goodwill is attributable to the resolution of certain working capital, tax adjustments and purchase negotiation matters during fiscal 2010 and the six months ended September 30, 2010.

The Company performed an annual valuation of indefinite-lived intangible assets including goodwill as of January 1, 2010, noting no impairment. Goodwill was assessed for the Company’s one reporting unit utilizing a two-step methodology. The first step requires the Company to estimate the fair value of its reporting unit and compare it to the carrying value. If the carrying value of a reporting unit were to exceed its fair value, the goodwill of that reporting unit would be potentially impaired, and the Company would proceed to step two of the impairment analysis. In step two of the impairment analysis, the Company would measure and record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. The outcome of the first step of the Company’s test indicated that there was no potential impairment, and therefore the second step of the test was not required. The trademark was evaluated as an indefinite life intangible asset prior to the testing of goodwill. At January 1, 2010, the fair value of the Company’s goodwill and trademark each exceeded their carrying value. There were no additional events or changes that indicated any impairment as of March 31, 2010.

Other Intangible Assets

The following tables set forth information for intangible assets (in thousands):

	As of March 31, 2009			As of March 31, 2010			As of September 30, 2010
	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Value	Amortization	Value	Value	Amortization	Value	Value	Amortization	Value

Amortized Intangible Assets
Contract backlog	$160,800	$43,613	$117,187	$160,800	$83,405	$77,395	$160,800	$97,363	$63,437
Favorable leases	2,800	710	2,090	2,800	1,515	1,285	2,800	1,876	924

Total	$163,600	$44,323	$119,277	$163,600	$84,920	$78,680	$163,600	$99,239	$64,361
Unamortized Intangible Assets
Trade name	$190,200	$—	$190,200	$190,200	$—	$190,200	$190,200	$—	$190,200

Total	$353,800	$44,323	$309,477	$353,800	$84,920	$268,880	$353,800	$99,239	$254,561

As a result of the Merger Transaction, amortization expense for the eight months ended March 31, 2009 and fiscal 2010, was $44.3 million and $40.6 million, respectively. Amortization expense for the six months

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended September 30, 2009 and 2010 was $20.3 million and $14.3 million, respectively. There were no intangible assets prior to the Merger Transaction. The following table summarizes the estimated annual amortization expense for future periods indicated below (in thousands):

For the Fiscal Year Ending March 31,

2011	$28,645
2012	16,364
2013	12,549
2014	8,450
2015	4,225
Thereafter	8,447

$78,680

The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There were no impairment charges for the eight months ended March 31, 2009 or fiscal 2010.

6.	ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following (in thousands):

	March 31,		September 30,
	2009	2010	2010
			(Unaudited)

Accounts receivable — billed	$460,215	$437,256	$433,144
Accounts receivable — unbilled	467,358	583,182	540,388
Allowance for doubtful accounts	(1,648)	(2,127)	(990)

Accounts receivable, net, current	925,925	1,018,311	972,542
Long-term unbilled receivables related to retainage and holdbacks	13,051	17,072	17,991

Total accounts receivable, net	$938,976	$1,035,383	$990,533

The Company recognized a provision for doubtful accounts of $7.1 million, $1.0 million, $2.1 million, and $1.4 million for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. The Company recognized a provision for doubtful accounts of $1.1 million for the six months ended September 30, 2010. Long-term unbilled receivables related to retainage, holdbacks, and long-term rate settlements to be billed at contract closeout are included in non-current assets as accounts receivable in the accompanying consolidated balance sheets.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

The components of property and equipment, net were as follows (in thousands):

	March 31,
	2009	2010

Furniture and equipment	$66,748	$82,759
Computer equipment	34,077	43,824
Software	10,164	20,693
Leasehold improvements	66,883	79,501

Total	177,872	226,777
Less accumulated depreciation and amortization	(35,329)	(90,129)

Property and equipment, net	$142,543	$136,648

Property and equipment, net, includes $3.1 million and $12.1 million of internally developed software, net of depreciation as of March 31, 2009 and 2010, respectively. Depreciation and amortization expense relating to property and equipment for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, was $33.1 million, $11.9 million, $35.3 million, and $55.2 million, respectively.

8.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following (in thousands):

	March 31,		September 30,
	2009	2010	2010
			(Unaudited)

Vendor payables	$184,394	$257,418	$243,177
Accrued expenses	56,774	93,317	117,772
Other	2,663	3,362	4,546

Total accounts payable and other accrued expenses	$243,831	$354,097	$365,495

9.	ACCRUED COMPENSATION AND BENEFITS

Accrued compensation and benefits consist of the following (in thousands):

	March 31,		September 30,
	2009	2010	2010
			(Unaudited)

Bonus	$135,566	$146,035	$67,312
Retirement	74,614	89,200	140,566
Vacation	104,249	119,912	121,611
Other	29,980	29,998	32,138

Total accrued compensation and benefits	$344,409	$385,145	$361,627

10.	DEFERRED PAYMENT OBLIGATION

In connection with the Merger Transaction, on July 31, 2008 (the “Closing Date”) the Company established a DPO of $158.0 million, payable by 8 1/2 years after the Closing Date, less any settled claims. Pursuant to the Merger Agreement, $78.0 million of the $158.0 million DPO was required to be paid in full to the selling shareholders. On December 11, 2009, in connection with the Recapitalization Transaction,

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$100.4 million was paid to the selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with approximately $22.4 million representing accrued interest.

The remaining $80.0 million is available to indemnify the Company for certain pre-acquisition tax contingencies, related interest and penalties and other matters pursuant to the Merger Agreement. Any amounts remaining after the settlement of claims will be paid out to the selling shareholders. As of March 31, 2009 and 2010, the Company has recorded $99.4 million and $100.2 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $59.6 million and $62.4 million, respectively, may be indemnified under the remaining available DPO. In addition, other tax contingencies not currently recorded on the Company’s consolidated balance sheets may arise and may be indemnified by any remaining DPO. Accordingly, the $109.0 million and $20.0 million DPO balance recorded as of March 31, 2009 and 2010, respectively, includes the residual balance to be paid to the selling shareholders based on consideration of contingent tax claims and accrued interest. Interest is accrued at a rate of 5.0% per six-month period on the total remaining $158.0 million and $80.0 million DPO, net of any settled claims or payments as of March 31, 2009 and 2010, respectively. As of March 31, 2009 and 2010, there have been no significant settled claims or payments from the DPO related to indemnified claims.

11.	DEBT

Long-term debt, net of discount, consists of the following (in thousands):

	March 31,		September 30,
	2009	2010	2010
			(Unaudited)

Senior secured credit agreement:
Tranche A	$119,708	$110,829	$104,828
Tranche B	571,260	566,811	564,622
Tranche C	—	345,790	344,331

	690,968	1,023,430	1,013,781
Unsecured credit agreement:
Mezzanine Term Loan	544,759	545,202	461,150

Total	1,235,727	1,568,632	1,474,931
Current portion of long-term debt	(15,225)	(21,850)	(21,850)

Long-term debt, net of current portion	$1,220,502	$1,546,782	$1,453,081

The Company maintains a Senior Secured Agreement and a Mezzanine Credit Agreement with a syndicate of lenders. In connection with the Recapitalization Transaction, the Senior Secured Agreement was amended and restated effective December 11, 2009, to add Tranche C term loans in the aggregate principal amount of $350.0 million and provide for an increase to the Company’s revolving credit facility of $145.0 million. The Senior Secured Agreement, as amended, provides for $1,060.0 million in term loans ($125.0 million Tranche A, $585.0 million Tranche B, and $350.0 million Tranche C), and a $245.0 million revolving credit facility. In September 2008, a member of the syndicate of lenders filed for bankruptcy. Therefore, management believes that $21.3 million of the $245.0 million revolving credit facility under the Senior Secured Agreement will not be available to the Company.

The Senior Secured Agreement requires scheduled principal payments in equal consecutive quarterly installments of the stated principal amount of Tranche A, which commenced on December 31, 2008, with incremental increases prior to the Tranche A maturity date of July 31, 2014. As of March 31, 2009 and 2010, the quarterly installment amount is 1.25% and 2.5% of the stated principal amount of Tranche A, respectively. The Senior Secured Agreement also requires scheduled principal payments in equal consecutive quarterly

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

installments of 0.25% of the stated principal amount of Tranche B, which commenced on December 31, 2008, and 0.25% of the stated principal amount of Tranche C, which commenced on March 31, 2010. The remaining balances thereof on Tranche B and Tranche C are payable on their maturity date of July 31, 2015. The revolving credit facility matures on July 31, 2014, at which time any remaining principal balance is due in full.

At the Company’s option, the interest rate on loans under the Senior Secured Agreement may be based on the Eurocurrency rate or alternate base rate (“ABR”). Subject to a pricing grid, the applicable interest rate margins on Tranche A are 3.75% with respect to Eurocurrency loans, or 2.75% with respect to ABR loans, as defined in the Senior Secured Agreement. The applicable interest rate margins on Tranche B are 4.5% with respect to Eurocurrency Loans, or 3.5% with respect to ABR loans, as defined in the Senior Secured Agreement. The Tranche B interest rate may not be lower than 7.5% on either a Eurocurrency Loan or an ABR loan. The applicable interest rate margins on Tranche C are 4.0% with respect to Eurocurrency Loans, or 3.0% with respect to ABR loans, as defined in the Senior Secured Agreement. The Tranche C interest rate may not be lower than 6.0% on either a Eurocurrency Loan or an ABR loan.

As of March 31, 2009, interest accrued at a rate of 4.2% and 7.5% for Tranches A and B, respectively. Interest payments in the amounts of $4.9 million and $29.5 million were made for Tranches A and B, respectively, during the eight months ended March 31, 2009. As of March 31, 2010, interest accrued at a rate of 4.0%, 7.5%, and 6.0% for Tranches A, B, and C, respectively. Interest payments in the amounts of $4.9 million, $44.1 million, and $5.3 million were made for Tranches A, B, and C, respectively, during fiscal 2010. Interest payments in the amounts of $2.5 million and $22.2 million were made for Tranches A and B, respectively, for the six months ended September 30, 2009. Interest payments in the amounts of $2.3 million, $21.9 million, and $10.8 million were made for Tranches A, B, and C, respectively, during the six months ended September 30, 2010. The applicable interest rate margins on the revolving credit facility are 3.75% with respect to Eurocurrency Loans, or 2.75% with respect to ABR loans, as defined in the Senior Secured Agreement. The revolving credit facility margin and commitment fee are subject to the pricing grid, as defined in the Senior Secured Agreement. As of March 31, 2009, March 31, 2010, and September 30, 2010, no amounts have been drawn on the revolving credit facility.

The Mezzanine Credit Agreement provides for a $550.0 million term loan (the “Mezzanine Term Loan”). The Mezzanine Term Loan does not require scheduled principal payment installments, but reaches maturity on July 31, 2016, at which time the remaining principal balance is due in full. Optional prepayment of the Mezzanine Term Loan requires a prepayment fee equal to 3.0% of the principal amount prepaid if paid on or after the second anniversary but before the third anniversary of the original July 31, 2008 closing date, 2.0% if paid on or after the third anniversary but before the fourth anniversary of the closing date, and a mandatory 1.0% if paid on or after the fourth anniversary of the closing date. The Company records the mandatory 1% payment as additional interest expense over the life of the Mezzanine Term Loan on the consolidated statements of operations. Prepayments made before the second anniversary of closing date are subject to additional premiums and penalties based on the present value of the debt and remaining interest payments at the time of such prepayment. The applicable fixed interest rate on the Mezzanine Term Loan is 13.0%, with the option that, in lieu of interest payment in cash, up to 2.0% of that amount would be added to the then outstanding aggregate principal balance. The Company made interest payments in the amount of $48.3 million and $72.5 million during the eight months ended 2009, and fiscal 2010, respectively. The Company made interest payments in the amount of $36.3 million and $34.5 million during the six months ended September 30, 2009 and 2010, respectively.

The total outstanding debt balance is recorded in the accompanying consolidated balance sheets, net of unamortized discount of $18.2 million and $19.2 million as of March 31, 2009 and 2010, respectively.

On August 2, 2010, the Company made an optional prepayment of the Mezzanine Term Loan of $85.0 million. In accordance with the prepayment terms of the Mezzanine Term Loan, a prepayment penalty

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of $2.6 million was incurred and reflected in interest expense in the accompanying consolidated statement of operations for the six months ended September 30, 2010.

The following tables summarizes required future debt principal repayments (in thousands):

	Payments Due By March 31,
	Total	2011	2012	2013	2014	2015	Thereafter

Tranche A	112,500	$12,500	$15,625	$21,875	$62,500	$—	$—
Tranche B	576,225	5,850	5,850	5,850	5,850	5,850	546,975
Tranche C	349,125	3,500	3,500	3,500	3,500	3,500	331,625
Mezzanine Term Loan	550,000	—	—	—	—	—	550,000

Total	$1,587,850	$21,850	$24,975	$31,225	$71,850	$9,350	$1,428,600

At March 31, 2009 and 2010, the Company was contingently liable under open standby letters of credit and bank guarantees issued by the Company’s banks in favor of third parties. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations that total $1.4 million. These instruments reduce the Company’s available borrowings under the revolving credit facility.

The loans under the Senior Secured Agreement are secured by substantially all of the Company’s assets. The Senior Secured Agreement requires the maintenance of certain financial and non-financial covenants. The Mezzanine Term Loan is unsecured, and the Mezzanine Credit Agreement requires the maintenance of certain financial and non-financial covenants. As of March 31, 2009, March 31, 2010, and September 30, 2010, the Company was in compliance with all of its covenants.

12.	DEFERRED FINANCING COSTS

Costs incurred in connection with securing the loans under the Senior Secured Agreement as well as the Mezzanine Credit Agreement in 2008 were $45.0 million, which is recorded as other long-term assets and will be amortized over the life of the loan. Costs incurred in connection with the Recapitalization Transaction, including amending the Senior Secured Agreement and Mezzanine Credit Agreement, were approximately $18.9 million. Of this amount, approximately $15.8 million was recorded as other long-term assets in the consolidated balance sheets and will be amortized and reflected in interest expense in the consolidated statements of operations over the lives of the loans. Amortization of these costs will be accelerated to the extent that any prepayment is made on the term loans. The remaining amount of approximately $3.1 million was recorded as general and administrative expense in the consolidated statement of operations for fiscal 2010.

At March 31, 2009 and 2010, the unamortized debt issuance costs of $41.9 million and $52.0 million, respectively, were reflected as other long-term assets in the consolidated balance sheets. During the eight months ended March 31, 2009 and fiscal 2010, $3.1 million and $5.7 million of costs, respectively, were amortized and reflected in interest expense in the consolidated statements of operations.

In connection with the prepayment under the Mezzanine Credit Agreement, the Company wrote off $3.4 million of deferred financing costs, which is reflected as a component of interest expense in the accompanying consolidated statement of operations for the six months ended September 30, 2010. The Company has recorded $39.8 million and $45.2 million of deferred financing costs as of September 30, 2009 and 2010, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	INCOME TAXES

The components of income tax expense (benefit) were as follows (in thousands):

			The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
					(Unaudited)	(Unaudited)
Current:
U.S. Federal	$93,374	$(1,414)	$—	$2,664	$2,250	$3,524
State and local	9,307	(459)	—	1,074	1,911	829

Total current	102,681	(1,873)	—	3,738	4,161	4,353

Deferred:
U.S. Federal	(37,566)	(44,996)	(16,133)	18,004	12,154	24,165
State and local	(2,422)	(9,240)	(6,014)	1,833	1,684	2,857

Total deferred	(39,988)	(54,236)	(22,147)	19,837	13,838	27,022

Total	$62,693	$(56,109)	$(22,147)	$23,575	$17,999	$31,375

A reconciliation between income tax computed at the U.S. federal statutory income tax rate to income tax expense (benefit) from continuing operations follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Income tax expense (benefit) computed at U.S. statutory rate (35)%	$53,086	$(158,779)	$(21,326)	$17,148
Increases (reductions) in taxes due to:
State income taxes, net of the federal tax benefit	8,541	(6,889)	(2,651)	2,913
Meals and entertainment	738	—	1,321	2,552
Nondeductible stock-based compensation	—	97,048	—	—
Other	328	12,511	509	962

Income tax expense (benefit) from continuing operations	$62,693	$(56,109)	$(22,147)	$23,575

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s net deferred income tax asset were as follows (in thousands):

	March 31,
	2009	2010

Deferred income tax assets:
Accrued expenses	$21,677	$36,655
Stock-based compensation	26,148	47,461
Pension and postretirement insurance	15,503	844
Property and equipment	11,087	28,728
Net operating loss carryforwards	243,430	141,472
Capital loss carryforward	10,056	42,379
AMT	—	3,091
Other	640	8,960

Total gross deferred income taxes	328,541	309,590
Less valuation allowance	(10,056)	(42,379)

Total net deferred income tax assets	318,485	267,211

Deferred income tax liabilities:
Unbilled receivables	116,687	122,733
Intangible assets	122,845	106,106
Other	1,509	—

Total deferred tax liabilities	241,041	228,839

Net deferred income tax asset	$77,444	$38,372

Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if our deferred tax assets are realizable, we consider the Company’s history of generating taxable earnings, forecasted future taxable income, as well as any tax planning strategies. The Company recorded a valuation allowance of $10.1 million and $42.4 million as of March 31, 2009 and 2010, respectively, against deferred tax assets associated with the capital loss carryforward. For all other deferred tax assets, the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize these deferred tax assets.

At March 31, 2009 and 2010, the Company has approximately $608.2 million and $367.6 million, respectively, of net operating loss (“NOL”) carryforwards, which will begin to expire in 2028. Section 382 of the Internal Revenue Code limits the use of a corporation’s NOLs and certain other tax benefits following a change in ownership of the corporation. As discussed in Notes 1 and 4, Holding acquired the Predecessor in a nontaxable merger effective August 1, 2008. The transaction resulted in an ownership change, which subjects the NOL generated at July 31, 2008 to the limitation under Section 382.

The Patient Protection and Affordable Care Act and subsequent modifications made in the Health Care and Education Reconciliation Act of 2010 were signed into law in March 2010. Under the new legislation, companies will no longer be able to claim an income tax deduction related to the costs of prescription drug benefits provided to retirees and reimbursed under the Medicare Part D retiree drug subsidy. Although this tax change does not take effect until 2013, the Company is required to recognize the impact to the deferred taxes in the period in which the law is enacted. The impact to the Company is immaterial.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Uncertain Tax Positions

As of March 31, 2009 and 2010, the Company has recorded $99.4 million and $100.2 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $59.6 million and $62.4 million, respectively, may be indemnified under the remaining available DPO. Refer to Note 10 for further explanation.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

	March 31,
	2009	2010

Uncertain tax positions:
Beginning of year	$86,690	$87,867
Increases related to prior-year tax positions	1,077	—
Increases related to current-year tax positions	100	—
Settlements	—	(1,885)

End of year	$87,867	$85,982

Included in the balance of unrecognized tax benefits at March 31, 2009 and 2010 are potential tax benefits of $87.9 million and $86.0 million, respectively, that, if recognized, would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the income tax provision. Included in the total unrecognized tax benefit are accrued penalties and interest of $11.5 million and $14.2 million at March 31, 2009 and 2010, respectively.

The Company and its subsidiaries file a U.S. consolidated income tax return and file in various state and foreign jurisdictions. The Internal Revenue Service (“IRS”) is completing its examination of the Predecessor’s income tax returns, as assumed by the Company, for 2004, 2005, and 2006. As of March 31, 2010, the IRS has proposed certain significant adjustments to the Company’s claim on research credits. Management is currently appealing the proposed adjustments and does not anticipate that the adjustments will result in a material change to its financial position. Additionally, due to statute of limitations expirations and audit settlements, it is reasonably possible that approximately $18.5 million of currently remaining unrecognized tax positions, each of which are individually insignificant, may be effectively settled by March 31, 2011.

14.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company sponsors the Employees’ Capital Accumulation Plan (“ECAP”), which is a qualified defined contribution plan that covers eligible U.S. and international employees. ECAP provides for distributions, subject to certain vesting provisions, to participants by reason of retirement, death, disability, or termination of employment. Total expense under ECAP for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, was $150.2 million, $53.3 million, $116.8 million, and $210.3 million, respectively, and the Company-paid contributions were $147.9 million, $32.9 million, $127.3 million, and $196.3 million, respectively. Total expense under ECAP for the six months ended September 30, 2009 and 2010 was $100.3 million and $113.6 million, respectively, and the Company-paid contributions were $49.6 million and $62.2 million, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Benefit Plan and Other Postretirement Benefit Plans

The Company maintains and administers a defined benefit retirement plan and a postretirement medical plan for current, retired, and resigned officers.

The Company established a non-qualified defined benefit plan for all Officers in May 1995 (the “Retired Officers’ Bonus Plan”), which pays a lump-sum amount of $10,000 per year of service as an Officer, provided the Officer meets retirement vesting requirements. The Company also provides a fixed annual allowance after retirement to cover financial counseling and other expenses. The Retired Officers’ Bonus Plan is not salary related, but rather is based primarily on years of service.

In addition, the Company provides postretirement healthcare benefits to former or active Officers under a medical indemnity insurance plan, with premiums paid by the Company. This plan is referred to as the Officer Medical Plan.

The Company recognizes an asset or liability for a defined benefit plan’s overfunded or underfunded status, measures a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognizes as a component of other comprehensive income the changes in a defined benefit plan’s funded status that are not recognized as components of net periodic benefit cost.

The components of net postretirement medical expense for the Officer Medical Plan were as follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
					(Unaudited)	(Unaudited)
Service cost	$1,894	$755	$2,325	$2,682	$1,341	$1,682
Interest cost	1,568	666	1,395	2,269	1,135	1,284

Total postretirement medical expense	$3,462	$1,421	$3,720	$4,951	$2,476	$2,966

The weighted-average assumptions used to determine the year-end benefit obligations are as follows:

Predecessor
	Officer Medical Plan		Retired Officers’ Bonus Plan
	Fiscal Year	Four Months	Fiscal Year	Four Months
	Ending	Ending	Ending	Ending
	March 31,	July 31,	March 31,	July 31,
	2008	2008	2008	2008

Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of increase in future compensation	N/A	N/A	N/A	N/A

	The Company
	Officer Medical Plan		Retired Officers’ Bonus Plan
	March 31,		March 31,
	2009	2010	2009	2010

Discount rate	6.50%	5.75%	6.50%	5.75%
Rate of increase in future compensation	N/A	N/A	N/A	N/A

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed healthcare cost trend rates for the Officer Medical Plan at March 31, 2008, 2009, and 2010, are as follows:

Pre-65 initial rate	2008	2009	2010

Healthcare cost trend rate assumed for next year	11.0%	7.5%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2013	2015	2017

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates calculated as of March 31, 2010 would have the following effects (in thousands):

	1% Increase	1% Decrease

Effect on total of service and interest cost	$828	$(676)
Effect on postretirement benefit obligation	$6,357	$(5,271)

Total pension expense, consisting of service and interest, associated with the Retired Officers’ Bonus Plan was $900,000, $300,000, $800,000, and $800,000 for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. Benefits paid associated with the Retired Officers’ Bonus Plan were $400,000, $400,000, $600,000, and $300,000 for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. The end-of-period benefit obligation of $4.2 million and $5.0 million as of March 31, 2009 and 2010, respectively, is included in postretirement obligation in the accompanying consolidated balance sheets.

Accumulated other comprehensive income as of March 31, 2009, includes unrecognized net actuarial gain of $1.1 million, net of taxes, and net actuarial loss of $400,000, net of taxes, that have not yet been recognized in net periodic pension cost for the Retired Officers’ Bonus Plan and the Officer Medical Plan, respectively. Accumulated other comprehensive income as of March 31, 2010, includes unrecognized net actuarial loss of $3.8 million, net of taxes, that have not yet been recognized in net periodic pension cost for the Retired Officers’ Bonus Plan and the Officer Medical Plan. A primary driver for the net actuarial loss of $3.8 million in fiscal 2010 was the change in the actuarial discount rate from 6.50% to 5.75%.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the benefit obligation, plan assets and funded status of the Officer Medical Plan were as follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Benefit obligation, beginning of the year	$26,624	$32,605	$32,157	$35,577
Service cost	1,894	755	2,325	2,682
Interest cost	1,569	666	1,395	2,270
Actuarial (gain) loss	3,609	(1,518)	797	6,673
Benefits paid	(1,091)	(351)	(1,097)	(1,747)

Benefit obligation, end of the year	$32,605	$32,157	$35,577	$45,455

Changes in plan assets
Fair value of plan assets, beginning of the year	$—	$—	$—	$—
Actual return on plan assets	—	—	—	—
Employer contributions	1,091	351	1,097	1,747
Benefits paid	(1,091)	(351)	(1,097)	(1,747)

Fair value of plan assets, end of the year	$—	$—	$—	$—

As of March 31, 2009 and 2010, the unfunded status of the Officer Medical Plan was $35.6 million and $45.5 million, respectively. As of September 30, 2010, the unfunded status of the Officer Medical Plan was $47.6 million. There were no employer contributions or benefits paid during the six months ended September 30, 2010.

The postretirement benefit liability for the Officer Medical Plan is included in postretirement obligation in the accompanying consolidated balance sheets.

Funded Status for Defined Benefit Plans

Generally, annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements. The Retired Officers’ Bonus Plan is an unfunded plan and contributions are made as benefits are paid, for all periods presented. As of March 31, 2009 and 2010, there were no plan assets for the Retired Officers’ Bonus Plan and therefore, the accumulated liability of $4.2 million and $5.0 million, respectively, is unfunded. The liability will be distributed in a lump-sum payment as each Officer retires.

The expected future medical benefits to be paid are as follows (in thousands):

Officer
Medical Plan
For the Fiscal Year Ending March 31,	Benefits

2012	$1,641
2013	1,870
2014	2,143
2015	2,398
2016	2,758
2017-2021	19,623

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s Officer Medical Plan provides prescription drug benefits to its plan participants. Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the U.S. government makes subsidy payments to eligible employers to offset a portion of the cost incurred for prescription drug benefits provided to the employer’s Medicare-eligible retired plan participants. The Company’s expected future subsidy receipts are not material.

15.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	March 31,
	2009	2010

Deferred rent	$4,790	$10,255
Deferred compensation	4,770	11,289
Stock-based compensation	—	27,432
Other	87	292

Total other long-term liabilities	$9,647	$49,268

Deferred rent liabilities result from recording rent expense on a straight-line basis over the life of the respective lease and recording incentives for tenant improvements. The increase of $5.5 million as of March 31, 2010 as compared to March 31, 2009 was primarily for accrual of deferred rent on existing leases.

In fiscal 2010, the Company recorded a stock-based compensation liability of $34.4 million, including $7.0 million expected to be paid within one year, related to the reduction in stock option exercise price associated with the December 2009 dividend. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent, with the remaining reduction to be paid in cash upon exercise of the options. Refer to Note 17 for further discussion of the December 2009 dividend.

The Company maintains a deferred compensation plan, the EPP, established in January 2009, for the benefit of certain employees. The EPP allows eligible participants to defer all or a portion of their annual performance bonus, reduced by amounts withheld for the payment of taxes or other deductions required by law. The Company makes no contributions to the EPP, but maintains participant accounts for deferred amounts and interest earned. The amounts deferred into the EPP will earn interest at a rate of return indexed to the results of the Company’s growth as defined by the EPP. In each subsequent year, interest will be compounded on the total deferred balance. Employees must leave the money in the EPP until 2014. The deferred balance generally will be paid within 180 days of the final determination of the interest to be accrued for 2014, upon retirement, or termination. As of March 31, 2009 and 2010, the Company’s liability associated with the EPP was $4.8 million and $11.3 million, respectively. Accrued amounts related to the EPP are included in other long-term liabilities on the accompanying consolidated balance sheets.

16.	STOCKHOLDERS’ EQUITY

Stock Split

On September 21, 2010, the Company’s board of directors approved an amended and restated certificate of incorporation that was filed on November 8, 2010, thereby effecting a ten-for-one stock split of all the outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Par value for Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock will remain at $0.01 par value per share. Par value for Class E Special Voting Stock will split ten-for-one to become $0.003 per share. All issued and

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding common stock and stock options and per share amounts of the Company contained in the financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

Common Stock

As of March 31, 2009, March 31, 2010, and September 30, 2010, the Company has 600,000,000 shares of authorized Class A Common Stock, par value $0.01 per share, 16,000,000 shares of authorized Class B Non-Voting Common Stock, par value $0.01, 5,000,000 shares of authorized Class C Restricted Common Stock, par value $0.01, 600,000 shares of authorized Class D Merger Rolling Common Stock, par value $0.01, 25,000,000 shares of authorized Class E Special Voting Common Stock, par value $0.003, and 600,000 shares of authorized Class F Non-Voting Restricted Common Stock, par value $0.01 per share. The total number of shares of capital common stock the Company has the authority to issue is 647,200,000.

The Common Stock shares outstanding are as follows:

	March 31,		September 30,
	2009	2010	2010

Class A Common Stock	101,316,870	102,922,900	106,622,350
Class B Non-Voting Common Stock	2,350,200	2,350,200	3,053,130
Class C Restricted Common Stock	2,028,270	2,028,270	2,028,270
Class E Special Voting Common Stock	14,802,880	13,345,880	12,348,860

Total shares outstanding	120,498,220	120,647,250	124,052,610

Holders of Class A Common Stock, Class C Restricted Common Stock, Class D Merger Rolling Common Stock, and Class E Special Voting Common Stock are entitled to one vote for each share as a holder. The holders of the Voting Common Stock shall vote together as a single class. The holders of Class B Non-Voting Common Stock and Class F Non-Voting Restricted Common Stock have no voting rights. During the six months ended September 30, 2010, 702,930 shares of Class A Common Stock held by an officer were exchanged for the equivalent number of shares of Class B Non-Voting Common Stock, and 702,930 shares of Class E Special Voting Common Stock were issued to a family trust of the same officer for an aggregate consideration of $2,109.

Class C Restricted Common Stock is restricted in that a holder’s shares vest as set forth in the Officers’ Rollover Stock Plan. Refer to Note 17 for further discussion of the Officers’ Rollover Stock Plan.

Class E Special Voting Common Stock represents the voting rights that accompany the New Options program. The New Options program has a fixed vesting and exercise schedule to comply with IRS section 409(a). Upon exercise, the option will convert to Class A Common Stock, and the corresponding Class E Special Voting Common Stock will be repurchased by the Company and retired. Refer to Note 17 for further discussion of the New Options program.

Each share of Common Stock, except for Class E Special Voting Common Stock, is entitled to participate equally, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock, or property from the Company’s assets or funds become legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized.

In May 2009, 19,070 shares of Class A Common Stock, with certain restrictions, were granted to certain unaffiliated Board members. These shares were restricted based on the unaffiliated Board members’ continued service to the Company, and vested in equal installments on May 7, 2009, September 30, 2009, and March 31, 2010. As of March 31, 2010, these shares were fully vested. Such shares and related equity balances are included in the Company’s Class A Common Stock. In April 2010, 11,730 shares of Class A Common Stock,

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with certain restrictions, were granted to certain unaffiliated Board members. These shares were restricted based on the unaffiliated Board members’ continued service to the Company and will vest in equal installments on September 30, 2010, and March 31, 2011. As of September 30, 2010, half of these shares have vested. Such shares and related equity balances are included in the Company’s Class A Common Stock. Refer to Note 17 for further discussion of Class A Restricted Common Stock.

Preferred Stock

The Company is authorized to issue 54,000,000 shares of Preferred Stock, $0.01 par value per share, the terms and conditions of which are determined by the Board of Directors upon issuance. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that the Company may designate and issue in the future. At March 31, 2009 and March 31, 2010, there were no shares of preferred stock outstanding.

Predecessor Redeemable Common Stock

Prior to the Merger Transaction, the Predecessor’s authorized capital stock as of March 31 and July 31, 2008, consisted of 5,000 shares of Common Stock, 5,000 shares of Class A Non-Voting Common Stock, 4,000 shares of Class B Common Stock, and 1,000 shares of Class B Non-Voting Common Stock. Each share of Common Stock and each share of the Class B Common Stock was entitled to one vote. Pursuant to the terms of the Predecessor’s stock rights plan, shares of Common Stock and shares of Class A Non-Voting Common Stock were redeemable at the book value per share at the option of the holder.

17.	STOCK-BASED COMPENSATION

Officers’ Rollover Stock Plan

The Officers’ Rollover Stock Plan (the “Rollover Plan”) was adopted as a mechanism to enable the exchange by the Officers of the Company’s U.S. government consulting business who were required to exchange (and those commercial officers who elected to exchange subject to an aggregate limit) a portion of their previous equity interests in the Predecessor for equity interests in the Company. Among the equity interests that were eligible for exchange were common stock and stock rights, both vested and unvested.

The stock rights that were unvested, but would have vested in 2008, were exchanged for 2,028,270 shares of new Class C Restricted Common Stock (“Class C Restricted Stock”) issued by the Company at an estimated fair value of $10.00 at August 1, 2008. The aggregate grant date fair value of the Class C Restricted Stock issued of $20.3 million is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with this Class C Restricted Stock for the eight months ended March 31, 2009, and fiscal 2010, was $7.9 million and $7.1 million, respectively. Total compensation expense recorded in conjunction with this Class C Restricted Stock for the six months ended September 30, 2009, and 2010, was $4.1 million and $2.2 million, respectively. As of March 31, 2010 and September 30, 2010, unrecognized compensation cost related to the non-vested Class C Restricted Stock was $5.3 million and $3.1 million, respectively, and is expected to be recognized over 3.25 and 2.75 years, respectively. For fiscal 2010 and the six months ended September 30, 2010, 494,490 and 988,980 shares of Class C Restricted Stock vested, respectively. At March 31, 2009, March 31, 2010, and September 30, 2010, 3,971,730 shares of Class C Restricted Stock were authorized but unissued under the Plan. Notwithstanding the foregoing, Class C Restricted Stock was intended to be issued only in connection with the exchange process described above.

In addition to the conversion of the stock rights that would have vested in 2008 to Class C Restricted Stock, new options (“New Options”) were issued in exchange for old stock rights held by the Predecessor’s U.S. government consulting partners that were issued under the stock rights plan that existed for the Predecessor’s Officers prior to the closing of the Merger Transaction. The New Options were granted based on

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the retirement eligibility of the Officer. For the purposes of the New Options, there are two categories of Officers — retirement eligible and non-retirement eligible. New Options granted to retirement eligible Officers vest in equal annual installments on June 30, 2009, 2010, and 2011.

The following table summarizes the exercise schedule for Officers who were deemed retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised
	As of June 30,
	2009	2010	2011	2012	2013	2014

Retirement Eligible
Original vesting date of June 30, 2009	60%	20%	20%	—	—	—
Original vesting date of June 30, 2010	—	50%	20%	20%	10%	—
Original vesting date of June 30, 2011	—	—	20%	20%	30%	30%

Those individuals who were considered retirement eligible also were given the opportunity to make a one-time election to be treated as non-retirement eligible. The determination of retirement eligibility was made as of a fixed period of time and cannot be changed at a future date.

New Options granted to Officers who were categorized as non-retirement eligible will vest 50% on June 30, 2011, and 25% on June 30, 2012 and 2013.

The following table summarizes the exercise schedule for Officers who were deemed non-retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised
	As of June 30,
	2011	2012	2013	2014	2015

Non-Retirement Eligible
Original vesting date of June 30, 2011	20%	20%	20%	20%	20%
Original vesting date of June 30, 2012	—	25%	25%	25%	25%
Original vesting date of June 30, 2013	—	—	33%	33%	34%

If a holder’s employment with the Company were to terminate without cause, by reason of disability, or Company approved termination, these shares will continue to vest as if the holder continued to be employed as a retirement eligible or non-retirement eligible employee, as the case may be. In the event that a holder’s employment is terminated due to death, any unvested New Options shall immediately vest in full. In the event of a holder’s termination of employment due to death, disability, or a Company approved termination, the Company may, in its sole discretion, convert all or a portion of unexercised New Options into the right to receive upon vesting and exercise, in lieu of Company Common Stock, a cash payment pursuant to a prescribed formula. The aggregate grant date fair value of the New Options issued of $127.1 million is being recorded as compensation expense over the vesting period. Total compensation expense recorded in conjunction with the New Options for the eight months ended March 31, 2009 and fiscal 2010, was $42.7 million and $42.2 million, respectively. Total compensation expense recorded in conjunction with the New Options for the six months ended September 30, 2009 and 2010, was $22.6 million and $14.8 million, respectively. As of March 31, 2010 and September 30, 2010, unrecognized compensation cost related to the non-vested New Options was $42.0 million and $27.3 million, which is expected to be recognized over 3.25 and 2.75 years, respectively.

Equity Incentive Plan

The Equity Incentive Plan (“EIP”) was created in connection with the transaction for employees, directors, and consultants of Holding and its subsidiaries. The Company created a pool of options (the “EIP

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Options”) to draw upon for future grants that would be governed by the EIP. All options under the EIP are exercisable, upon vesting, for shares of common stock of Holding. The first grant of options under the EIP occurred on November 19, 2008, which was for the grant of 11,900,000 non-qualified EIP Options. The estimated fair value of the common stock at the time of the first option grant was $10. A second grant of 1,420,000 non-qualified EIP Options occurred on May 7, 2009. The estimated fair value of the common stock at the time of the second option grant was $11.81. Grants of 470,000 and 140,000 non-qualified EIP Options were issued on January 27, 2010, and February 15, 2010, respectively. The estimated fair value of the common stock at the time of the third and fourth option grants was $11.49. A new grant of 1,700,000 non-qualified EIP options occurred on April 28, 2010.

Stock options are granted at the discretion of the Board of Directors or its Compensation Committee and expire ten years from the date of the grant. Options generally vest over a five-year period based upon required service and performance conditions. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the “simplified method.”

The aggregate grant date fair value of the EIP Options issued during the eight months ended March 31, 2009, fiscal 2010, and the six months ended September 30, 2010 was $51.5 million, $10.6 million, and $10.1 million, respectively, and is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with all options outstanding under the EIP for the eight months ended March 31, 2009, and fiscal 2010, was $11.5 million and $22.4 million, respectively. Total compensation expense recorded in conjunction with all options outstanding under the EIP for the six months ended September 30, 2009 and 2010, was $12.8 million and $10.2 million, respectively. Future compensation cost related to the non-vested stock options not yet recognized in the consolidated statements of operations was $28.1 million, and is expected to be recognized over 4.75 years. As of March 31, 2010 and September 30, 2010, there were 7,633,600 and 5,843,720 options, respectively, available for future grant under the EIP.

Grants of Class A Restricted Common Stock

On May 7, 2009, the Compensation Committee of the Board of Directors granted Class A Common Stock with certain restrictions (“Class A Restricted Stock”) to certain unaffiliated Board members for their continued service to the Company. A total of 19,070 shares of Class A Restricted Stock were issued on May 7, 2009. These shares will vest in equal installments on May 7, 2009, September 30, 2009, and March 31, 2010, and were issued with an aggregate grant date fair value of $225,000. Total compensation expense recorded in conjunction with this grant of Class A Restricted Stock for fiscal 2010 was $225,000. For fiscal 2010, 19,070 shares of Class A Restricted Stock vested. There were no additional shares authorized to be issued under the May 2009 Compensation Committee grant.

Predecessor Stock Plan

Prior to the Merger Transaction, the Predecessor’s Officer Stock Rights Plan enabled officers to purchase shares of Class A Common Stock. The Board of Directors had sole discretion to establish the book value applicable to shares of common stock to be purchased by officers upon the exercise of their stock rights. Rights were granted in connection with the Class B Common Stock to purchase shares of Class A Common Stock, and vested one-tenth each year based on nine years of continuous service, with the first tenth vesting immediately. The exercise price for the first tenth was equal to the book value of the Predecessor’s Class A Common Stock on the grant date, and for the remaining rights the exercise price was equal to 50% of the book value on the grant date. Rights not exercised upon vesting were forfeited. Rights also accelerated upon retirement, in which case the exercise price was equal to 100% of the grant date book value.

Effective July 30, 2008, the Predecessor modified the Officers’ Stock Rights Plan to provide for accelerated vesting of stock rights in anticipation of a change in control of the Predecessor. All unvested stock rights were accelerated and vested with the exception of rights that would be exchanged for equity instruments

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in Holding after the Merger Transaction. Any stock rights that were due to vest in June 2008 were exercised at a price of 50% of the grant date book value and converted to Class A Common Stock on July 30, 2008. The remaining stock rights that were accelerated and vested were subsequently exercised at 100% of the grant date book value and converted to Class A Common Stock on July 30, 2008.

The Predecessor accounted for the rights granted under the Officers’ Stock Rights Plan as liability awards, which are marked to intrinsic value for the life of the award, using an accelerated method, through stock compensation expense.

Stock compensation expense of $193.5 million related to the acceleration of stock rights, and $318.2 million related to the mark-up of redeemable common shares, was recorded during the four months ended July 31, 2008.

Methodology

The Company uses the Black-Scholes option-pricing model to determine the estimated fair value for stock-based awards. The fair value of the Company stock on the date of the New Option grant was determined based on the fair value of the Merger Transaction involving Booz Allen Hamilton, Inc. and the Company that occurred on July 31, 2008. For all subsequent grants of options, the fair value of the Company’s stock was determined by an independent valuation specialist.

As the Company has no plans to issue regular dividends, a dividend yield of zero was used in the Black-Scholes model. Expected volatility was calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company can be regularly measured against an open market to measure expected volatility for future option grants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. Due to the lack of historical exercise data, the average expected life was estimated based on internal qualitative and quantitative factors. Forfeitures were estimated based on the Company’s historical analysis of Officer attrition levels.

The weighted average assumptions used in the Black-Scholes option-pricing model for stock option awards were as follows:

	The Company
	Eight Months Ended March 31, 2009
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.0%
Risk-free interest rate	2.76%	3.26%	2.50%
Expected life (in years)	2.98	5.29	7.02

	Fiscal Year Ended March 31, 2010
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.0%
Risk-free interest rate	2.76%	3.26%	2.56%
Expected life (in years)	2.98	5.29	7.03

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended September 30, 2010
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.1%
Risk-free interest rate	2.76%	3.26%	2.63%
Expected life (in years)	2.98	5.29	7.02

The weighted-average grant-date fair values of retirement eligible New Options, non-retirement eligible New Options and EIP Options were $8.54, $8.63, and $4.85, respectively.

December 2009 Dividend and July 2009 Dividend

On December 7, 2009, the Company’s Board of Directors approved a dividend of $4.642 per share paid to holders of record as of December 8, 2009 of Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $497.5 million. As required by the Rollover Plan and the EIP, and in accordance with applicable tax laws and regulatory guidance, the exercise price per share of each outstanding New Option and EIP Option was reduced in an amount equal to the value of the dividend. The Company evaluated the reduction of the exercise price associated with the dividend issuance. Both the Rollover and EIP plans contained mandatory antidilution provisions requiring modification of the options in the event of an equity restructuring, such as the dividends declared in July and December 2009. In addition, the structure of the modifications, as a reduction in the exercise price of options, did not result in an increase to the fair value of the awards. As a result of these factors, the Company did not record incremental compensation expense associated with the modifications of the options as a result of the July and December 2009 dividends. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent. The difference between one cent and the reduced value for shares vested and not yet exercised of approximately $54.4 million will be paid in cash upon exercise of the options subject to the continued vesting of the options. As of March 31, 2010 and September 30, 2010, the Company reported $27.4 million and $25.4 million, respectively, in other long-term liabilities and $7.0 million and $9.0 million, respectively, in accrued compensation and benefits in the consolidated balance sheets based on the proportion of the potential payment of $54.4 million which is represented by vested options for which stock based compensation expense has been recorded.

On July 27, 2009, the Company’s Board of Directors approved a dividend of $1.087 per share paid to holders of record as of July 29, 2009 of the Company’s Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $114.9 million. In accordance with the Officers’ Rollover Stock Plan, the exercise price per share of each outstanding option, including New Options and EIP options, was reduced in compliance with applicable tax laws and regulatory guidance. Additionally, the Company evaluated the reduction of the exercise price associated with the dividend issuance. As a result, the Company did not record any additional incremental compensation expense associated with the dividend and corresponding decrease in the exercise and fair value of all outstanding options.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock-based compensation for stock options (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2009	2010	2009	2010
Included in cost of revenue:
Compensation and other costs	$35,013	$—	$20,479	$23,652	$13,068	$7,884

Total included in cost of revenue	35,013	—	20,479	23,652	13,068	7,884
Included in general and administrative expenses:
Compensation and other costs	—	511,653	41,580	48,245	26,533	19,411

Total included in general and administrative expenses	—	511,653	41,580	48,245	26,533	19,411

Total	$35,013	$511,653	$62,059	$71,897	$39,601	$27,295

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock option activity for the periods presented:

Weighted
Average
	Number of	Exercise
	Options	Price

Officers’ Rollover Stock Plan New Options
Retirement Eligible:
Granted at August 1, 2008	7,285,420	$1.62
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	7,285,420	$0.01	*
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	1,457,080	0.01	*

Options outstanding at March 31, 2010	5,828,340
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	1,699,930	0.01	*

Options outstanding at September 30, 2010	4,128,410

Non-Retirement Eligible:
Granted at August 1, 2008	7,517,500	$1.68
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	7,517,500	0.01	*
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2010	7,517,500
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at September 30, 2010	7,517,500

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted
		Average
	Number of	Exercise
	Options	Price

Equity Incentive Plan Options
Granted at November 19, 2008	11,900,000	$10.00
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	11,900,000	$4.27	*
Granted	2,030,000	7.70	*
Forfeited	735,070	4.38
Expired	—	—
Exercised	129,960	4.27	*

Options outstanding at March 31, 2010	13,064,970
Granted	1,750,000	$12.92
Forfeited	84,020	4.27
Expired	—	—
Exercised	2,612,720	4.40

Options outstanding at September 30, 2010	12,118,230

*	Reflects adjustment for $1.087 dividend issued July 27, 2009, and $4.642 dividend issued December 11, 2009.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes unvested stock options for the periods presented:

					Aggregate
			Weighted		Intrinsic
	Number of		Average		Value on
	Options		Fair Value		Grant Date
					(In thousands)

Officers’ Stock Rights Plan — Predecessor
Unvested at March 31, 2008	903		$125.42		$56,627
Granted	—		—		—
Vested	679		126.11		42,814
Forfeited	—		—		—

Unvested at July 31, 2008	224	**

Officers’ Rollover Stock Plan New Options
Retirement Eligible:
Granted at August 1, 2008	7,285,420		$10.00		$61,032
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2009	7,285,420
Granted	—		—		—
Vested	2,428,470		4.27	*	10,370	*
Forfeited	—		—		—

Unvested at March 31, 2010	4,856,950
Granted	—		—		—
Vested	2,428,470		4.27		10,370
Forfeited	—		—		—

Unvested at September 30, 2010	2,428,480

Non-Retirement Eligible:
Granted at August 1, 2008	7,517,500		$10.00		$62,553
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2009	7,517,500
Granted	—		—		—
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2010	7,517,500
Granted	—		—		—
Vested	—		—		—
Forfeited	—		—		—

Unvested at September 30, 2010	7,517,500

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Aggregate
		Weighted		Intrinsic
	Number of	Average		Value on
	Options	Fair Value		Grant Date
				(In thousands)

Equity Incentive Plan Options
Unvested at August 1, 2008	11,900,000	$10.00		$—
Granted	—	—		—
Vested	—	—		—
Forfeited	—	—		—

Unvested at March 31, 2009	11,900,000
Granted	2,030,000	$7.70	*	$—
Vested	2,368,890	4.27	*	—
Forfeited	735,070	4.38		—

Unvested at March 31, 2010	10,826,040
Granted	1,750,000	$12.92		$—
Vested	2,642,170	4.54		—
Forfeited	84,020	4.27		—

Unvested at September 30, 2010	9,849,850

*	Reflects adjustment for $1.087 dividend issued July 27, 2009, and $4.642 dividend issued December 11, 2009.

**	224 outstanding rights remaining as of July 31, 2008, were exchanged as a part of the Merger Transaction.

The following table summarizes stock options outstanding at March 31, 2010:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Options
Range of Exercise Prices	Options	Exercise Price	Contractual Life	Exercisable
	(In thousands)		(In years)	(In thousands)

Officers’ Rollover Stock Plan
$0.01	13,350	$0.01*	2.56	970
Equity Incentive Plan
$4.27 — $11.50	13,070	$4.80*	8.72	1,340

*	Reflects adjustment for $1.087 dividend issued July 27, 2009, and $4.642 dividend issued December 11, 2009.

The following table summarizes stock options outstanding at September 30, 2010:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Options
Range of Exercise Prices	Options	Exercise Price	Contractual Life	Exercisable
	(In thousands)		(In years)	(In thousands)

Officers’ Rollover Stock Plan
$0.01	11,650	$0.01	2.14	1,700
Equity Incentive Plan
$4.27 — $16.85	12,124	$6.06	8.36	2,270

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The stock-based compensation expense recorded in fiscal 2010 and the six months ended September 30, 2010 related to stock options was accounted for as equity awards.

18.	FAIR VALUE MEASUREMENTS

The fair value hierarchy established in the accounting standard prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1:  Observable inputs — quoted prices in active markets for identical assets and liabilities;

Level 2:  Observable inputs other than quoted prices in active markets for identical assets and liabilities — includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from value models where all significant inputs are observable in active markets; and

Level 3:  Unobservable inputs — includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company is required to disclose the fair value of all financial assets subject to fair value measurement and the nature of the valuation techniques, including their classification within the fair value hierarchy, utilized by the Company in performing these measurements. The only financial assets subject to fair value measurements held by the Company at March 31, 2010 were the Company’s cash and cash equivalents. These assets are considered to be Level 1 assets.

19.	RELATED-PARTY TRANSACTIONS

As discussed in Note 4, Investor acquired all of the issued and outstanding stock of the Company. From time to time, and in the ordinary course of business: (1) other Carlyle portfolio companies engage the Company as a subcontractor or service provider, and (2) the Company engages other Carlyle portfolio companies as subcontractors or service providers. Revenue and cost associated with these related party transactions for the eight months ended March 31, 2009, were immaterial. Revenue and cost associated with these related party transactions for fiscal 2010, were $15.1 million and $13.5 million, respectively. Revenue and cost associated with these related parties for the six months ended September 30, 2009, were $8.1 million and $7.4 million, respectively. Revenue and cost associated with these related parties for the six months ended September 30, 2010, were $5.0 million and $4.3 million, respectively.

On July 31, 2008, the Company entered into a management agreement (the “Management Agreement”) with, TC Group V US, L.L.C. (“TC Group”), a company affiliated with Carlyle. In accordance with the Management Agreement, TC Group provides the Company with advisory, consulting and other services and the Company pays TC Group an aggregate annual fee of $1.0 million plus expenses. In addition, the Company made a one-time payment to TC Group of $20.0 million for investment banking, financial advisory and other services provided to the Company in connection with the Acquisition. For the eight months ended March 31, 2009 and fiscal 2010, the Company incurred $700,000 and $1.0 million, respectively, in advisory fees. For both the six months ended September 30, 2009 and 2010, the Company incurred $500,000 in advisory fees.

Pursuant to the spin-off described in Note 4, effective July 31, 2008, the Company entered into a transition services agreement (“TSA”) and a collaboration agreement (“CA”) with Booz & Company Inc. (“Booz & Co.”). The TSA required the Company and Booz & Co. to provide to each other certain support services for up to 15 months following July 31, 2008. Revenue and expenses were recognized as incurred.

The CA requires the Company and Booz & Co. to provide to each other the services of personnel that were either staffed on existing contracts as of July 31, 2008, or contemplated to be staffed in proposals submitted prior to but accepted after such date. The CA will remain in effect until the termination or expiration of the applicable contracts. Revenue and expenses are recognized as incurred.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the financial position and results of operations are the following (in thousands):

	Transition
	Services	Collaboration
	Agreement	Agreement

As of March 31, 2009:
Accounts receivable	$2,918	$725
Accounts payable	$1,806	$93
As of March 31, 2010:
Accounts receivable	$303	$73
Accounts payable	$1,318	$—
As of September 30, 2010:
Accounts receivable	$282	$—
Accounts payable	$167	$—
For the eight months ended March 31, 2009:
Revenue	$12,608	$15,044
Expenses	$15,772	$12,013
For the fiscal year ended March 31, 2010:
Revenue	$3,226	$486
Expenses	$2,096	$793
For the six months ended September 30, 2009:
Revenue	$2,538	$576
Expenses	$1,660	$747
For the six months ended September 30, 2010:
Revenue	$562	$50
Expenses	$496	$32

There were no related-party transactions during fiscal 2008 and four months ended July 31, 2008.

20.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under noncancelable operating leases that expire at various dates through 2016. The terms for the facility leases generally provide for rental payments on a graduated scale, which are recognized on a straight-line basis over the terms of the leases, including reasonably assured renewal periods, from the time the Company controls the leased property. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. Rent expense was approximately $84.6 million, net of $4.9 million of sublease income, $30.2 million, net of $2.0 million of sublease income, $68.6 million, net of $10.6 million of sublease income and $109.5 million, net of $7.1 million of sublease for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. Rent expense was approximately $48.4 million, net of $3.8 million of sublease income, and $60.3 million, net of $2.4 million of sublease income for the six months ended September 30, 2009 and 2010, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum operating lease payments for noncancelable operating leases and future minimum noncancelable sublease rentals are summarized as follows (in thousands):

	Operating	Operating
	Lease	Sublease
For the Fiscal Year Ending March 31,	Payments	Income

2011	$74,447	$801
2012	59,001	320
2013	47,776	—
2014	39,642	—
2015	30,244	—
Thereafter	36,566	—

	$287,676	$1,121

Rent expense is included in occupancy costs, a component of general and administrative expenses, as shown on the consolidated statements of operations, and includes rent, sublease income from third parties, real estate taxes, utilities, parking, security, repairs and maintenance and storage costs.

As a result of the Merger Transaction, the Company assigned a total of eight leases to Booz & Co. The facilities are located in New York, New York; Troy, Michigan; Florham Park, New Jersey; Parsippany, New Jersey; Houston, Texas; Chicago, Illinois; Cleveland, Ohio; and Dallas, Texas. Except for the Cleveland and Dallas leases, which expired, the Company remains liable under the terms of the original leases should Booz & Co. default on its obligations. There were no events of default under these leases as of March 31, 2009, March 31, 2010, and September 30, 2010. The Company also remains liable as a parent guarantor of the London lease. The maximum potential amount of undiscounted future payments is $68.9 million, and the leases expire at different dates between February 2012 and March 2017.

Government Contracting Matters

For fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, fiscal 2010, and six months ended September 30, 2009 and 2010, approximately 86%, 93%, 98%, 98%, 95% and 98%, respectively, of the Company’s revenue was generated from contracts with U.S. government agencies or other U.S. government contractors. Contracts with the U.S. government are subject to extensive legal and regulatory requirements and, from time to time and in the ordinary course of business, agencies of the U.S. government investigate whether the Company’s operations are conducted in accordance with these requirements and the terms of the relevant contracts. U.S. government investigations of the Company, whether related to the Company’s U.S. government contracts or conducted for other reasons, could result in administrative, civil, or criminal liabilities, including repayments, fines, or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. government contracting. Management believes it has adequately reserved for any losses that may be experienced from any investigation of which it is aware. The Defense Contract Management Agency Administrative Contracting Officer has negotiated annual final indirect cost rates through fiscal year 2005. Audits of subsequent years may result in cost reductions and/or penalties. Management believes it has adequately reserved for any losses that may be experienced from any such reductions and/or penalties. As of March 31, 2010, the Company has recorded a liability of approximately $72.7 million for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal year 2005. During the six months ended September 30, 2010, the Company recorded a provision for additional adjustments for audits and review of contracts of $13.2 million. As of September 30, 2009 and 2010, the total reserve was $43.6 million and $88.0 million, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation

We are involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters. These legal proceedings seek various remedies, including monetary damages in varying amounts that currently range up to $26.2 million or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, our management does not expect any of the currently ongoing audits, reviews, investigations or litigation to have a material adverse effect on our financial condition and results of operations.

Six former officers and stockholders of the Predecessor who had departed the firm prior to the Acquisition have filed a total of nine suits, with original filing dates ranging from July 3, 2008 through December 15, 2009, three of which were amended on July 2, 2010, against the Company and certain of the Company’s current and former directors and officers. Each of the suits arises out of the Acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of the Acquisition. Some of the suits also allege that the acquisition price paid to stockholders was insufficient. The various suits assert claims for breach of contract, tortious interference with contract, breach of fiduciary duty, civil RICO violations, and/or securities and common law fraud. Two of these suits have been dismissed and another has been dismissed but the former stockholder has sought leave to re-plead. Five of the remaining suits are pending in the United States District Court for the Southern District of New York and the sixth is pending in the United States District Court for the Southern District of California. As of March 31, 2010, the aggregate alleged damages sought in the six remaining suits was approximately $197.0 million ($140.0 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees.

Other Matters

At March 31, 2009 and 2010, the Company was contingently liable under open standby letters of credit and bank guarantees issued by the Company’s banks in favor of third parties. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations that total $1.4 million. These instruments reduce the Company’s available borrowings under the revolving credit facility.

21.	BUSINESS SEGMENT INFORMATION

We report operating results and financial data in one operating and reportable segment. We manage our business as a single profit center in order to promote collaboration, provide comprehensive functional service offerings across our entire client base, and provide incentives to employees based on the success of the organization as a whole. Although certain information regarding served markets and functional capabilities is discussed for purposes of promoting an understanding of our complex business, we manage our business and allocate resources at the consolidated level of a single operating segment.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	UNAUDITED QUARTERLY FINANCIAL DATA

	2009 Quarters
	Predecessor		The Company
		One Month	Two Months
		Ended	Ended
		July 31,	September 30,
	First	2008	2008	Third	Fourth
	(In thousands, except per share amounts)
Revenue	$1,072,986	$336,957	$693,425	$1,091,557	$1,156,293
Operating (loss) income	(257,561)	(195,728)	15,744	17,576	(632)
(Loss) income before income taxes	(257,562)	(196,091)	(7,167)	(18,097)	(35,666)
Net (loss) income	(1,058,437)	(187,478)	(15,932)	(11,492)	(11,359)
Earnings (loss) per common share:
Basic(1)	$(594.96)	$(87.48)	$0.15	$0.11	$0.11
Diluted(1)	$(594.96)	$(87.48)	$0.15	$0.11	$0.11

	2010 Quarters
	First	Second	Third	Fourth
	(As adjusted, in thousands, except per share amounts)

Revenue	$1,229,459	$1,279,257	$1,261,353	$1,352,564
Operating income (loss)	52,351	57,938	40,712	48,553
Income (loss) before income taxes	15,972	21,262	2,696	9,064
Net (loss) income(2)	8,425	10,810	1,294	4,890
Earnings (loss) per common share:
Basic(1)(2)	$0.08	$0.10	$0.01	$0.05
Diluted(1)(2)	$0.08	$0.10	$0.01	$0.04

(1)	Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

(2)	Amounts are shown “as adjusted” for certain adjustments to the allocation of the effective tax rate among the quarters.

23.	SUPPLEMENTAL FINANCIAL INFORMATION

The following schedule summarizes valuation and qualifying accounts for the periods presented (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Allowance for doubtful accounts
Beginning balance	$4,170	$4,364	$1,959	$1,648
Provision for doubtful accounts	7,116	1,038	2,082	1,371
Charges against allowance	(6,922)	(3,443)	(2,393)	(892)

Ending balance	$4,364	$1,959	$1,648	$2,127

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	DISCONTINUED OPERATIONS

As discussed in Note 4, the Predecessor spun off its global commercial business into a stand-alone entity referred to as Booz & Company, Inc. on July 31, 2008. Accordingly, the following amounts related to the global commercial business have been segregated from continuing operations and included in discontinued operations, net of tax, in the consolidated statement of operations for fiscal 2008 and four months ended July 31, 2008 (in thousands):

	March 31,	July 31,
	2008	2008

Revenue	$1,147,612	$438,567
Operating expenses:
Cost of services	926,957	300,652
General and administrative expenses	315,537	1,142,880

Operating loss:	(94,882)	(1,004,965)
Interest and other income	16,165	2,741
Interest expense	(1,894)	(855)

	14,271	1,886

Loss before income tax benefit	(80,611)	(1,003,079)
Income tax benefit	9,505	154,708

Loss from discontinued operations, net of tax	$(71,106)	$(848,371)

Stock-Based Compensation

As discussed in Note 17, the Predecessor’s Officer Stock Rights Plan enabled officers of the Predecessor to purchase shares of stock. The global commercial business recorded stock-based compensation expense of $427.3 million in general and administrative expense related to the acceleration of stock rights and shadow stock units, and $541.8 million for the mark-up of redeemable common stock during the four months ended July 31, 2008. The value of the accelerated stock rights and the redeemable common stock was determined using the price per share paid in the Merger Transaction.

Defined Contribution Plans

As discussed in Note 14, the Company has a defined contribution plan. Total expense under ECAP related to the global commercial business was $34.3 million and $7.6 million for fiscal 2008 and four months ended July 31, 2008, respectively.

Defined Benefit Plan and Other Postretirement Benefit Plans

The Predecessor recognized total pension expense of $4.6 million and $500,000, and total postretirement expense of zero and $1.8 million, for its U.S. employees as a component of loss from discontinued operations for fiscal 2008 and four months ended July 31, 2008, respectively.

The officers and professional staff of the Predecessor employed in Germany were covered by a defined benefit pension plan, (the “Non-U.S. Plan”). As stipulated in the Merger Agreement, the Company is not liable for the pension obligations associated with the German Pension Plan. The Predecessor recognized total pension expense for the Non-U.S. Plan as a component of loss from discontinued operations of $29.7 million and $8.9 million for fiscal 2008 and four months ended July 31, 2008, respectively.

These plans were transferred to Booz & Company as new plans as part of the Merger Transaction.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Obligations

Rent expense related to the global commercial business, net of sublease income, was $30.3 million and $10.5 million for fiscal 2008 and four months ended July 31, 2008, respectively.

25.	SUBSEQUENT EVENTS

No material subsequent events have occurred since March 31, 2010 that require recognition in the March 31, 2010 consolidated financial statements.

The Company filed its initial Form S-1 registration statement on June 21, 2010, and an amendment to its registration statement on July 30, 2010, August 31, 2010, September 30, 2010 and November 4, 2010.

The Defense Contract Audit Agency, or the DCAA, routinely audits the Company’s government contracts and administrative systems and provides advice to the Defense Contract Management Agency, or the DCMA, concerning its audit findings. The DCMA considers the advice of the DCAA as the DCMA oversees the Company’s government contracts and administrative systems. On August 5, 2010, the Company received from the DCMA a notice of intent to disallow certain subcontractor labor costs identified in the DCAA’s report on audit of incurred costs for fiscal 2005 in the amount of approximately $17 million. Management believes such costs were allowable and, as requested by the notice, the Company provided a written response explaining its position. The Company recorded reserves for its best estimate of any probable losses resulting from DCAA audits, including the audit of subcontractor expenses.

With respect to the remaining suits of former officers and stockholders of the Predecessor, the aggregate alleged damages is $348.7 million ($291.5 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees, based on the amended claims. Although the outcome of any of these cases is inherently uncertain and may be materially adverse, based on current information, our management does not expect them to have a material adverse effect on our financial condition and results of operations.

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